                                                Filed pursuant to Rule 424(b)(1)
                                                     Registration No.: 333-87171

                           [NETEGRITY CORPORATE LOGO]

                                3,250,000 SHARES

                                  COMMON STOCK

     Netegrity, Inc. is offering 2,500,000 shares of its common stock, and the selling stockholders identified in this prospectus are offering an additional 750,000 shares. Our common stock is listed on the Nasdaq National Market under the symbol "NETE." The last reported sale price of our common stock on the Nasdaq National Market on November 9, 1999 was $40.50 per share.

                         ------------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                         ------------------------------

                                                              PER SHARE      TOTAL
                                                              ---------   ------------
Public offering price.......................................   $40.00     $130,000,000
Underwriting discounts and commissions......................   $ 2.10     $  6,825,000
Proceeds to Netegrity.......................................   $37.90     $ 94,750,000
Proceeds to selling stockholders............................   $37.90     $ 28,425,000

     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We and the selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 487,500 shares of our common stock to cover over-allotments.

                         ------------------------------

ROBERTSON STEPHENS

                      DAIN RAUSCHER WESSELS
             A DIVISION OF DAIN RAUSCHER INCORPORATED

                                           THOMAS WEISEL PARTNERS LLC

               THE DATE OF THIS PROSPECTUS IS NOVEMBER 10, 1999.

[Description of gatefold artwork:

Graphic entitled "Netegrity. Enabling and securing e-commerce relationships through SiteMinder," incorporating a paragraph stating: "The rapid growth in e-commerce is changing the way companies do business. Companies conducting business online are deploying more e-commerce applications which are accessed by increasingly diverse groups of users. Netegrity is a leading provider of software and services that manage and control user access to electronic commerce, or e-commerce, applications. Netegrity's SiteMinder is part of the software infrastructure that is used to build and manage an e-commerce web site. SiteMinder centrally manages the complex process of identifying users and assigning those users rights, or privileges, to access content and perform transactions on a company's web site." The graphic further depicts the manner in which SiteMinder permits single sign-on to multiple applications across multiple servers; scales to handle increasing numbers of users; and provides centralized control of user access to applications. A separate diagram depicts the manner in which SiteMinder integrates the technologies used to build e-commerce sites: web servers, application servers, authentication servers and directory servers.]

[Inside front cover page contains Netegrity corporate logo.]

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF COMMON STOCK.

                         ------------------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    5
Risk Factors................................................    8
Forward-Looking Statements and Industry Data................   15
Use of Proceeds.............................................   15
Price Range of Common Stock.................................   16
Dividend Policy.............................................   16
Capitalization..............................................   17
Selected Consolidated Financial Data........................   18
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   20
Business....................................................   30
Management..................................................   40
Transactions with Related Parties...........................   43
Principal and Selling Stockholders..........................   44
Underwriting................................................   46
Legal Matters...............................................   48
Experts.....................................................   48
Where You Can Find More Information.........................   49
Index to Consolidated Financial Statements..................  F-1

                         ------------------------------

     We own or have rights to trademarks or trade names that we use in conjunction with the sale of our products and services. SiteMinder and Netegrity are registered trademarks owned by us. This prospectus also refers to trademarks and trade names of other companies.

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

                     [THIS PAGE INTENTIONALLY LEFT BLANK.]

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

                                    SUMMARY

     You should read the following summary together with the more detailed information, including our consolidated financial statements and related notes, appearing elsewhere in this prospectus. Unless otherwise indicated, all information in this prospectus assumes the underwriters will not exercise their over-allotment option and reflects the conversion of all of our outstanding preferred stock into common stock, which will take effect before the closing of this offering.

                                   NETEGRITY

Our Business..................   Netegrity is a leading provider of software and
                                 services that manage and control user access to electronic commerce, or e-commerce, applications. Our SiteMinder product is part of the software infrastructure that is used to build and manage an e-commerce web site.
                                 SiteMinder centrally manages the complex process of identifying users and assigning those users rights, or privileges, to access content and perform transactions over multiple applications on a company's web site.
                                 SiteMinder allows companies to effect security changes quickly and efficiently, while distributing administrative responsibilities to the most appropriate parties. SiteMinder improves the user experience by enabling the delivery of personalized content over multiple applications with a single sign-on. In addition to our SiteMinder software, we offer a wide range of support services to facilitate the successful implementation of SiteMinder into our customers' organizations.

Our Market....................   We target our products and services to
                                 companies deploying e-commerce applications on their web sites. Forrester Research estimates that business-to-business e-commerce will grow from $43 billion in 1998 to $1.3 trillion in 2003 and that business-to-consumer e-commerce will grow from $8 billion in 1998 to $108 billion in 2003. The growth in e-commerce is driving companies to develop a new set of web-based applications accessed by a large and diverse range of users, including customers, business partners and employees. These applications include online retail, customer service, supply chain procurement, and delivery of operational and transactional data.
                                 International Data Corporation estimates that the global e-commerce application market will grow from $444 million in 1998 to over $13 billion in 2003. In many cases, these new applications are becoming companies' principal business processes. In order for e-commerce to be successful, companies require a secure and scalable user management infrastructure for conducting business.

Our Products..................   SiteMinder provides centralized control of
                                 users and privileges that extend across
                                 multiple web-based applications on a company's web site. With SiteMinder, users sign on to a web site once and gain access, as defined by their user privileges, to content drawn from multiple applications. SiteMinder provides policy-based administration of security policies, so that administrative responsibilities can be easily delegated to individual business units, remote trading partners or other administrators without jeopardizing control. SiteMinder has been designed to support the existing systems used by our customers and to easily accommodate emerging Internet technologies. SiteMinder provides a scalable, reliable platform to meet the requirements of demanding web sites.

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

Our Customers.................   As of September 30, 1999, we licensed
                                 SiteMinder software to 109 end-user customers.
                                 Our customers include Arthur Andersen, Delta
                                 Airlines, General Electric, GTE
                                 Internetworking, Ingram Micro, MCI WorldCom and
                                 Merrill Lynch. We sell our products through a direct sales force and through our distribution partners, which include Allaire, GTE
                                 Cybertrust, Network Associates and the Sun-
                                 Netscape Alliance. To date, most of our
                                 customers' deployments of SiteMinder have supported business-to-business e-commerce applications, but our customers are beginning to deploy SiteMinder for business-to-consumer e-commerce applications.

Recent Developments...........   On September 9, 1999, we completed a private
                                 placement of 534,242 shares of common stock to five investors at a purchase price of $20.59 per share. We received net proceeds of approximately $10.3 million from the private placement, after deducting the placement agent's fee and our estimated expenses. We have filed with the SEC a registration statement, which was declared effective on October 8, 1999, covering the 534,242 shares sold in the private placement. The purchasers of 242,836 of those shares have agreed that they will not, during the period ending 90 days after the date of this prospectus, sell or otherwise dispose of those shares without the consent of Robertson Stephens.

Our Address...................   Our executive offices are located at 245 Winter
                                 Street, Waltham, Massachusetts, 02451 and our telephone number is (781) 890-1700. Our web site is located at www.netegrity.com.
                                 Information contained on our web site is not part of this prospectus.

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
--------------------------------------------------------------------------------

                                  THE OFFERING

Common stock offered by Netegrity..........    2,500,000 shares

Common stock offered by the selling
stockholders...............................    750,000 shares

Common stock to be outstanding after the
offering...................................    16,916,279 shares

Use of proceeds............................    General corporate purposes,
                                               including working capital and
                                               potential acquisitions.

Nasdaq National Market symbol..............    NETE

     The number of shares of common stock to be outstanding after the offering is based on shares outstanding as of September 30, 1999. This number excludes:

     - 3,404,207 shares issuable upon exercise of outstanding options with a weighted average exercise price of $4.63 per share;

     - 1,625,787 shares issuable upon exercise of outstanding warrants with a weighted average exercise price of $2.26 per share; and

     - 524,279 shares reserved for future issuance under our stock-based compensation plans.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following tables summarize the financial data of our business. After our fiscal year ended March 31, 1996, we changed our fiscal year end from March 31 to December 31. The as adjusted data reflect the sale of 2,500,000 shares of common stock offered by us at the public offering price of $40.00 per share and our application of our estimated net proceeds of this offering.

                                        NINE MONTHS ENDED       YEARS ENDED      NINE MONTHS ENDED
                                           DECEMBER 31,        DECEMBER 31,        SEPTEMBER 30,
                                        ------------------   -----------------   -----------------
                                         1996       1997      1997      1998      1998      1999
                                        -------   --------   -------   -------   -------   -------
STATEMENT OF OPERATIONS DATA:
Revenues:
  SiteMinder software.................      --    $   237    $   237   $ 1,483   $   784   $ 4,476
  SiteMinder services.................      --         12         12       468       236     1,406
  Other...............................  $3,637      3,497      4,484     2,840     2,101     2,145
  Total revenues......................   3,637      3,746      4,733     4,791     3,121     8,027
Gross profit..........................   1,461      1,811      2,263     3,027     1,737     5,695
Loss from continuing operations.......  (1,406)    (4,604)    (5,252)   (5,229)   (4,060)   (4,597)
Gain on sale of assets of discontinued
  operations..........................   6,000         --         --        --        --        --
Net income (loss).....................   4,000     (4,604)    (5,252)   (5,229)   (3,960)   (4,478)
Basic and diluted earnings per share:
  From continuing operations..........  $(0.16)   $ (0.50)   $ (0.57)  $ (0.56)  $ (0.43)  $ (0.45)
  Net income (loss)...................  $ 0.45    $ (0.50)   $ (0.57)  $ (0.56)  $ (0.42)  $ (0.44)
Weighted average shares outstanding...   8,944      9,209      9,279     9,362     9,348    10,273

                                                                SEPTEMBER 30, 1999
                                                              ----------------------
                                                              ACTUAL     AS ADJUSTED
                                                              -------    -----------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $11,212     $105,462
Working capital.............................................   10,986      105,236
Total assets................................................   15,593      109,843
Total stockholders' equity..................................   12,040      106,290

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                                        7

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition or operating results could be materially adversely affected. This could cause the market price of our common stock to decline, and could cause you to lose part or all of your investment.

WE HAVE INCURRED SUBSTANTIAL LOSSES AND MAY NOT BE PROFITABLE IN THE FUTURE.

     In recent years, we have incurred substantial operating losses in every fiscal period. We cannot predict when we will become profitable, if at all, and if we do, that we will remain profitable for any substantial period of time. Failure to achieve profitability within the time frame expected by investors may adversely affect the market price of our common stock. In the nine months ended September 30, 1999, we had a net loss of $4.5 million. As a result of ongoing operating losses, at September 30, 1999, we had an accumulated deficit of $19.1 million. We have generated relatively small amounts of SiteMinder revenues until recent fiscal quarters, while increasing expenditures in all areas, particularly in research and development and sales and marketing, in order to execute our business plan. Although we have experienced revenue growth in connection with SiteMinder in recent periods, the growth has been off of a small base, and it is unlikely that the recent growth rates are sustainable.

DISAPPOINTING QUARTERLY RESULTS COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO FALL SUBSTANTIALLY.

     Our quarterly revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. If our quarterly revenues or operating results fall below the expectations of investors, the price of our common stock could fall substantially.

     Our quarterly revenues may fluctuate for several reasons, including the following:

     - market acceptance of our SiteMinder products;

     - our success in obtaining follow-on sales to existing customers;

     - the long sales and deployment cycle for sales of SiteMinder licenses;

     - our ability to hire and retain personnel, particularly in services and sales and marketing;

     - the release of new versions of SiteMinder or other products; and

     - the development of our direct and indirect sales channels.

     In addition, because our revenues from services are largely correlated with our SiteMinder software revenues, a decline in SiteMinder software revenues could also cause a decline in our SiteMinder services revenues in the same quarter or in subsequent quarters. Other factors, many of which are outside our control, could also cause variations in our quarterly revenues and operating results.

     Most of our expenses, such as employee compensation and rent, are relatively fixed. Moreover, our expense levels are based, in part, on our expectations regarding future revenue increases. As a result, any shortfall in revenues in relation to our expectations could cause significant changes in our operating results from quarter to quarter and could result in increased quarterly losses.

OUR FUTURE SUCCESS WILL DEPEND ON OUR ABILITY TO MARKET SITEMINDER AND RELATED SERVICES SUCCESSFULLY.

     The sale of SiteMinder licenses and related services provides a substantial majority of our total revenues. These sales accounted for 73% of our total revenues in the nine months ended September 30, 1999. We expect that our future financial performance will depend on SiteMinder sales. Prior to the release of SiteMinder 3.0 in June 1998, there had been very few commercial installations of SiteMinder. Since June 1998, all commercial deployments of SiteMinder have supported business-to-business web applications. Broad market acceptance of SiteMinder will depend on the development of the market for secure user management, including usage of SiteMinder for business-to-consumer applications, and customer demand for the specific functionality of SiteMinder. We cannot be sure that either will occur. Like most technology products at an early stage of development, SiteMinder may require extensive reengineering or upgrading if it fails to meet the performance needs or expectations of our customers when shipped or contains significant software defects or bugs. If we fail in marketing SiteMinder products and services, for whatever reason, our business would be harmed.

OUR SUCCESS IS DEPENDENT ON OUR ABILITY TO ENHANCE OUR SITEMINDER PRODUCT LINE AND DEVELOP NEW PRODUCTS.

     We believe our success is dependent, in large part, on our ability to enhance and broaden our SiteMinder product line to meet the evolving needs of both the business-to-business and business-to-consumer market. We cannot be sure that we will be able to respond effectively to technological changes or new industry standards or developments. In the past, we have been forced to delay introduction of several new product versions. In the future, we could be adversely affected if we incur significant delays or are unsuccessful in enhancing our SiteMinder product line or developing new products, or if any of our enhancements or new products do not gain market acceptance.

OUR PERFORMANCE DEPENDS ON OUR ABILITY TO OBTAIN FOLLOW-ON SALES.

     Customers typically place small initial orders for SiteMinder installations to allow them to evaluate its performance. Our strategy is to pursue more significant follow-on sales after these initial installations. Our financial performance depends on successful initial deployments of SiteMinder that, in turn, lead to follow-on sales. We cannot be sure that initial deployments of SiteMinder by our customers will be successful, or that we will be able to obtain follow-on sales.

WE FACE SIGNIFICANT COMPETITION FROM THE INTERNAL EFFORTS OF POTENTIAL CUSTOMERS AND FROM OTHER TECHNOLOGY COMPANIES AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY.

     The market for secure user management products and services is relatively immature and highly competitive. We expect the level of competition to increase as a result of the anticipated growth of e-commerce. Until recently, our primary source of competition was from secure user management software developed in-house. Many of our potential customers have the resources to establish in-house software development capabilities, and some of them, from time to time, may choose to develop their own secure user management technology that is competitive with ours. In addition, we have faced competition from web development professional services organizations. Today our primary competitors include enCommerce and IBM/DASCOM. In addition, a number of other security and software companies have indicated that they offer products which may compete with ours. We expect that additional competitors will emerge in the future. Current and potential competitors have established, or may in the future establish, cooperative relationships with third parties to increase the availability of their products to the marketplace. It is possible that new competitors or alliances may emerge and rapidly acquire significant market share. Potential competitors may have significantly greater financial, marketing, technical and other competitive resources than we have. If, in the future, a competitor chooses to bundle a competing secure user management product with other e-commerce applications, the demand for our products might be substantially reduced. Many of these factors are out of our control, and there can be no assurance that we can maintain or enhance our competitive position against current and future competitors.

THE DEVELOPMENT OF A MARKET FOR SITEMINDER IS UNCERTAIN.

     We provide secure user management solutions for web-based e-commerce applications. Our market is new and rapidly evolving. If the market for secure user management solutions does not grow at a significant rate, this will have a material adverse effect on our business, operating results and financial condition. As is typical for new and rapidly evolving industries, customer demand for recently introduced secure user management products is highly uncertain.

OUR BUSINESS WILL BE ADVERSELY AFFECTED IF THE INTERNET DOES NOT BECOME A VIABLE AND SUBSTANTIAL COMMERCIAL MEDIUM.

     Our future success depends heavily on the acceptance and wide use of the Internet for e-commerce. If e-commerce does not continue to grow or grows more slowly than expected, significant demand for SiteMinder and related services may fail to develop. Consumers and businesses may reject the Internet as a viable commercial medium for a number of reasons, including potentially inadequate network infrastructure, slow development of enabling technologies, insufficient commercial support or privacy concerns. In addition, delays in the development or adoption of new standards and protocols required to handle increased levels of e-commerce, or increased government regulation or taxation, could cause the Internet to lose its viability as a commercial medium.

REGULATIONS OR CONSUMER CONCERNS REGARDING THE USE OF "COOKIES" ON THE INTERNET COULD REDUCE THE FUNCTIONALITY OF SITEMINDER.

     SiteMinder uses cookies to support its single sign-on functionality. A cookie is information keyed to a specific user that is stored on the hard drive of the user's computer, typically without the user's knowledge. Cookies are generally removable by the user, and can be refused by the user at the point at which the information would be stored on the user's hard drive. A number of governmental bodies and commentators in the United States and abroad have urged passage of laws limiting or abolishing the use of cookies. The passage of laws limiting or abolishing the use of cookies, or the widespread deletion or refusal of cookies by web site users, could reduce or eliminate the effectiveness of single sign-on and could reduce market demand for SiteMinder.

WE MUST HIRE AND RETAIN SKILLED PERSONNEL IN A TIGHT LABOR MARKET.

     Qualified personnel are in great demand throughout the software industry. Our success depends, in large part, upon our ability to attract, train, motivate and retain highly skilled employees, particularly software engineers, professional services personnel, sales and marketing personnel, and other senior personnel. Our failure to attract and retain the highly trained technical personnel that are integral to our product development, professional services and direct sales teams may limit the rate at which we can generate sales and develop new products or product enhancements. This could have a material adverse effect on our business, operating results and financial condition.

OUR SUCCESS DEPENDS ON OUR ABILITY TO DEVELOP OUR DIRECT SALES AND INDIRECT DISTRIBUTION CHANNELS.

     To increase our revenues, we must develop our direct sales channel and increase the number of our indirect channel partners. A failure to do so could have a material adverse effect on our business, operating results and financial condition. There is intense competition for sales personnel in our business, and we cannot be sure that we will be successful in attracting, integrating, motivating and retaining sales personnel. In addition, we must increase the number of strategic partnerships and other third-party relationships with vendors of Internet-related systems and application software, resellers and systems integrators. Our existing or future channel partners may choose to devote greater resources to marketing and supporting the products of other companies. In addition, we will need to resolve potential conflicts among our sales force and channel partners.

OUR FAILURE TO EXPAND OUR PROFESSIONAL SERVICES RESOURCES COULD LIMIT THE SUCCESS OF SITEMINDER.

     Our professional services organization provides critical support to our customers' installation and deployment of SiteMinder. If we fail to expand our professional services resources, our ability to increase sales of SiteMinder may be limited. In addition, if we cannot adequately support SiteMinder installations, our customers' use of our products may fail, which could harm our reputation and hurt our business.

OUR LENGTHY SALES CYCLE MAKES IT DIFFICULT TO PREDICT OUR QUARTERLY OPERATING RESULTS.

     We have a long sales cycle because we generally need to educate potential customers regarding the use and benefits of SiteMinder. Our sales cycle varies depending on the size and type of customer contemplating a purchase and whether we have conducted business with a potential customer in the past. These potential customers frequently need to obtain approvals from multiple decision makers prior to making purchase decisions. Our long sales cycle, which can range from several weeks to several months or more, makes it difficult to predict the quarter in which sales will occur. Delays in sales could cause significant variability in our revenues and operating results for any particular period.

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

OUR FAILURE TO MANAGE OUR RAPID GROWTH EFFECTIVELY COULD HURT OUR BUSINESS.

     Our failure to manage our rapid growth effectively could have a material adverse effect on the quality of our products, our ability to retain key personnel and our business, operating results and financial condition. We have been experiencing a period of rapid growth that has been placing a significant strain on all of our resources. From December 31, 1997 to September 30, 1999, the number of our employees increased from 40 to 109. To manage future growth effectively we must maintain and enhance our financial and accounting systems and controls, integrate new personnel and manage expanded operations.

IF WE LOSE THE SERVICES OF BARRY BYCOFF OR ANY OTHER MEMBER OF OUR MANAGEMENT TEAM, OUR BUSINESS COULD SUFFER.

     Our future success depends, to a significant degree, on the skill, experience and efforts of Barry Bycoff, our chief executive officer, and the rest of our management team. The loss of any member of our management team could have a material adverse effect on our business, operating results and financial condition. We also depend on the ability of our officers and key employees to work effectively as a team.

AS WE EXPAND OUR INTERNATIONAL OPERATIONS, WE WILL FACE NEW RISKS TO OUR
SUCCESS.

     Historically, we have not derived a significant portion of our total revenues from sales to customers outside the United States. However, we intend to expand our international operations in the future. This expansion will require additional resources and management attention, and will subject us to new regulatory, economic and political risks. We have very little experience in international markets. As a result, we cannot be sure that our expansion into global markets will be successful. In addition, we will face new risks in doing business internationally. These risks could reduce demand for our products and services, increase the prices at which we can sell our products and services, or otherwise have an adverse effect on our operating results. Among the risks we believe are most likely to affect us are:

     - longer payment cycles and problems in collecting accounts receivable;

     - adverse changes in trade and tax regulations, including restrictions on the import and export of sensitive technologies, such as encryption technologies, that we use or may wish to use in our software products;

     - the absence or significant lack of legal protection for intellectual property rights;

     - difficulties in managing an organization spread over several countries, including complications arising from cultural, language and time differences that may lengthen sales and implementation cycles;

     - currency risks, including fluctuations in exchange rates; and

     - political and economic instability.

OUR SUCCESS DEPENDS ON OUR ABILITY TO PROTECT OUR PROPRIETARY RIGHTS.

     Our success depends to a significant degree upon the protection of our software and other proprietary technology. The unauthorized reproduction or other misappropriation of our proprietary technology could enable third parties to benefit from our technology without paying us for it. This could have a material adverse effect on our business, operating results and financial condition. We depend upon a combination of trademark, trade secret and copyright laws, license agreements and non-disclosure and other contractual provisions to protect proprietary and distribution rights in our products. In addition, we attempt to protect our proprietary information and the proprietary information of our vendors and partners through confidentiality and/or license agreements with our employees and others. Although we have taken steps to protect our proprietary technology, they may be inadequate. Existing trade secret, copyright and trademark laws offer only limited protection. Moreover, the laws of other countries in which we market our products may afford little or no effective protection of our intellectual property. If we resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome and expensive, even if we were to prevail.

CLAIMS BY OTHER COMPANIES THAT WE INFRINGE THEIR PROPRIETARY TECHNOLOGY COULD HURT OUR FINANCIAL CONDITION.

     If we discover that any of our products violated third party proprietary rights, there can be no assurance that we would be able to reengineer our product or to obtain a license on commercially reasonable terms to continue offering the product without substantial reengineering. We do not conduct comprehensive patent searches to determine whether the technology used in our products infringes patents held by third parties. In addition, product development is inherently uncertain in a rapidly evolving technology environment in which there may be numerous patent applications pending, many of which are confidential when filed, with regard to similar technologies. Any claim of infringement could cause us to incur substantial costs defending against the claim, even if the claim is invalid, and could distract our management from our business. Furthermore, a party making such a claim could secure a judgment that requires us to pay substantial damages. A judgment could also include an injunction or other court order that could prevent us from selling our products. Any of these events could have a material adverse effect on our business, operating results and financial condition.

OUR BUSINESS COULD BE ADVERSELY AFFECTED IF OUR PRODUCTS CONTAIN ERRORS.

     Software products as complex as ours may contain undetected errors or "bugs" that result in product failures. The occurrence of errors could result in loss of or delay in revenues, loss of market share, failure to achieve market acceptance, diversion of development resources, injury to our reputation, or damage to our efforts to build brand awareness, any of which could have a material adverse effect on our business, operating results and financial condition.

WE COULD INCUR SUBSTANTIAL COSTS RESULTING FROM PRODUCT LIABILITY CLAIMS RELATING TO OUR CUSTOMERS' USE OF OUR PRODUCTS.

     Many of the e-commerce applications supported by our products are critical to the operations of our customers' businesses. Any failure in a customer's web site or application caused or allegedly caused by our products could result in a claim for substantial damages against us, regardless of our responsibility for the failure. Although we maintain general liability insurance, including coverage for errors and omissions, there can be no assurance that our existing coverage will continue to be available on reasonable terms or will be available in amounts sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim.

IF WE ACQUIRE OTHER COMPANIES OR BUSINESSES, WE WILL BE SUBJECT TO RISKS THAT COULD HURT OUR COMPANY.

     In the future, we may pursue acquisitions to obtain complementary products, services and technologies. An acquisition may not produce the revenues, earnings or business synergies that we anticipated, and an acquired product, service or technology might not perform as we expected. If we pursue any acquisition, our management could spend a significant amount of time and effort in identifying and completing the acquisition. If we complete an acquisition, we would probably have to devote a significant amount of management resources to integrate the acquired business with our existing business.

     To pay for an acquisition, we might use our stock or cash. Alternatively, we might borrow money from a bank or other lender. If we use our stock, our stockholders would experience dilution of their ownership interests. If we use cash or debt financing, our financial liquidity will be reduced.

THE MARKET PRICE OF OUR COMMON STOCK HAS BEEN AND MAY CONTINUE TO BE VOLATILE AND YOU MAY NOT BE ABLE TO SELL YOUR SHARES AT OR ABOVE THE PUBLIC OFFERING PRICE.

     Our stock price, like that of other technology companies, has been extremely volatile. The announcement of new products, services, technological innovations or distribution partners by us or our competitors, quarterly variations in our operating results, changes in revenues or earnings estimates by securities analysts and speculation in the press or investment community are among the factors affecting our stock price.

     We have filed two shelf registration statements on Form S-3 with the SEC in connection with two of our recent private financings. These registration statements cover an aggregate of 1,329,893 shares of our common stock, which may be sold into the public market at any time. Sales of these shares could increase the volatility of our stock price.

     The stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of these companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating performance. Recently, when the market price of a stock has been volatile, holders of that stock have often instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. The lawsuit could also divert the time and attention of our management.

WE MAY LOSE MONEY ON FIXED-PRICE CONSULTING CONTRACTS.

     In the future, an increased portion of our SiteMinder services revenues may be derived from fixed-price contracts. We work with complex technologies in compressed time frames and it can be difficult to judge the time and resources necessary to complete a project. If we miscalculate the resources or time we need to complete work under fixed-price contracts, our operating results could be materially harmed.

LOSS OF OUR FIREWALL-1 RESELLER BUSINESS WOULD ADVERSELY AFFECT OUR OPERATING RESULTS.

     While we recently have focused our resources on developing and marketing our SiteMinder software and services, we continue to generate a significant portion of our revenues from our sales of Check Point Software Technologies' FireWall-1 product. Our FireWall-1 reseller business experiences competition from companies that compete with FireWall-1, including Axent Technologies, Cisco Systems and Trusted Information Systems, as well as from other resellers of FireWall-1. As a result, we may not be able to maintain the current revenue levels generated by our FireWall-1 reseller business.

OUR DIRECTORS AND MANAGEMENT WILL EXERCISE SIGNIFICANT CONTROL OVER OUR COMPANY.

     After this offering, our directors and executive officers and their affiliates will collectively control approximately 29.3% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.

CERTAIN PROVISIONS OF OUR CHARTER AND OF DELAWARE LAW MAKE A TAKEOVER OF OUR COMPANY MORE DIFFICULT.

     Our corporate documents and Delaware law contain provisions that might enable our management to resist a takeover of our company. These provisions might discourage, delay or prevent a change in the control of Netegrity or a change in our management. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

WE MAY BE ADVERSELY IMPACTED BY UNEXPECTED YEAR 2000 ISSUES.

     Computer systems and software must accept four digit entries to distinguish twenty-first century dates from twentieth century dates. As a result, many software and computer systems may need to be upgraded in order to be Year 2000 compliant. Significant uncertainties exist in the software industry concerning the potential effects associated with such compliance. We have assessed the impact of Year 2000 compliance on our products and systems. We cannot, however, be certain that we have identified all of the potential risks to our business that could result from matters related to the Year 2000. We have identified the following risks that you should be aware of:

     - Undetected Year 2000 problems that could affect our products. We believe that all of our versions of our SiteMinder software products were Year 2000 compliant at the time of installation. Although we have tested these products for Year 2000 compliance, we cannot be certain that these tests have detected all potential Year 2000 problems. The failure of our currently supported products to be fully Year 2000 compliant could result in claims by or liability to our customers, which could have a material adverse effect on our business and operating results. In addition, we have relied on representations of Check Point as to the Year 2000 readiness of FireWall-1. Any failure of FireWall-1 to be Year 2000 compliant may have a material adverse affect on our FireWall-1 reseller business, our customer relationships and our operating results.

     - Year 2000 problems that affect our internal systems. We believe that our internal software systems are Year 2000 compliant. Although we have tested these systems for Year 2000 compliance, we cannot be certain that these tests have detected all potential Year 2000 problems. It is possible that these systems could contain undetected problems that could cause serious and costly disruptions which would have a material adverse effect on our business and operating results.

     - Year 2000 problems that affect products and services provided to us by third parties. We have relied on certifications from our software vendors and suppliers regarding the Year 2000 readiness of products and services they provide to us. We have not conducted independent tests of these products and services. It is possible that these systems could contain undetected problems that could cause serious and costly delivery delays which would have a material adverse effect on our business and operating results.

THE YEAR 2000 ISSUE MAY CAUSE OUR CURRENT AND POTENTIAL CUSTOMERS TO DELAY IMPLEMENTING OUR SOFTWARE.

     Some of our customers and potential customers have implemented policies that prohibit or discourage changing their internal computer systems until after January 1, 2000. Our revenues may suffer if potential customers delay the purchase of our products until after January 1, 2000. Purchasing decisions may be delayed as potential customers halt development of their internal computer systems or use their information technology budgets to address Year 2000 issues. If our potential customers delay purchasing or implementing our products in preparation for the Year 2000 problem, our business could be seriously harmed.

WE MAY USE OUR PROCEEDS FROM THIS OFFERING IN WAYS WITH WHICH YOU MAY NOT AGREE.

     We have not identified specific uses for our proceeds from this offering, and we will have broad discretion in how we use them. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use our proceeds.

                  FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

     This prospectus and the documents incorporated in it by reference contain forward-looking statements about our plans, objectives, expectations and intentions. You can identify these statements by words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate," "may," "will" and "continue" or similar words. You should read statements that contain these words carefully. They discuss our future expectations, contain projections of our future results of operations or our financial condition or state other forward-looking information, and may involve known and unknown risks over which we have no control. You should not place undue reliance on forward-looking statements. We cannot guarantee any future results, levels of activity, performance or achievements. Moreover, we assume no obligation to update forward-looking statements or update the reasons actual results could differ materially from those anticipated in forward-looking statements. The factors discussed in the sections captioned "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" identify important factors that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements.

     This prospectus contains data related to the e-commerce market. These market data have been included in studies published by the market research firms of Forrester Research and International Data Corporation. These data include projections that are based on a number of assumptions, including increasing worldwide business use of the Internet, the growth in the number of web access devices per user, the absence of any failure of the Internet, and the continued improvement of security on the Internet. If any of these assumptions is incorrect, actual results may differ from the projections based on those assumptions.

                                USE OF PROCEEDS

     We estimate that the net proceeds from our sale of 2,500,000 shares of common stock will be approximately $94.3 million, based upon the public offering price of $40.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses that we will pay. We estimate that our net proceeds will be approximately $94.7 million if the underwriters exercise their over-allotment option in full. We will not receive any proceeds from the sale of shares by the selling stockholders.

     We intend to use our net proceeds for general corporate purposes, including working capital. We may also use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain rights to use complementary technologies. We are not currently involved in negotiations regarding, and we have no specific understandings, commitments or agreements with respect to, any acquisition or investment. Pending these uses, we intend to invest our net proceeds in short-term, investment-grade, interest-bearing instruments, repurchase agreements or high grade corporate notes.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the Nasdaq National Market under the symbol "NETE." It was traded on the Nasdaq SmallCap Market prior to September 28, 1999. The following table sets forth, for the periods indicated, the range of high and low sale prices per share of our common stock, as reported on the Nasdaq SmallCap Market for the period prior to September 28, 1999 and on the Nasdaq National Market for the time period from September 28, 1999 through November 9, 1999.

                                                                PRICE RANGE OF
                                                                 COMMON STOCK
                                                              ------------------
                                                               HIGH        LOW
                                                              -------    -------
1997 FISCAL YEAR
First Quarter...............................................  $ 4.000    $ 1.813
  Second Quarter............................................  $ 2.813    $ 1.250
  Third Quarter.............................................  $ 2.688    $ 1.125
  Fourth Quarter............................................  $ 2.063    $ 1.156
1998 FISCAL YEAR
  First Quarter.............................................  $ 2.344    $ 1.406
  Second Quarter............................................  $ 3.000    $ 1.625
  Third Quarter.............................................  $ 4.125    $ 1.500
  Fourth Quarter............................................  $ 4.531    $ 1.063
1999 FISCAL YEAR
  First Quarter.............................................  $15.000    $ 4.125
  Second Quarter............................................  $18.313    $10.000
  Third Quarter.............................................  $30.000    $15.875
  Fourth Quarter (through November 9, 1999).................  $42.438    $21.313

     On November 9, 1999, the last sale price of our common stock as reported on the Nasdaq National Market was $40.50 per share. As of November 5, 1999, there were 157 holders of record of common stock.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock, and we do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to fund the expansion and growth of our business. Payment of future dividends, if any, will be at the discretion of the board of directors, after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, and plans for expansion.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of September 30, 1999:

     - on an actual basis, giving effect to an amendment to our certificate of incorporation filed on October 7, 1999 to increase the number of authorized shares of our common stock to 55,000,000; and

     - on an as adjusted basis to reflect our sale of 2,500,000 shares of common stock at the public offering price of $40.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses that we will pay.

     This table should be read together with the consolidated financial statements and related notes appearing elsewhere in this prospectus.

                                                                  SEPTEMBER 30, 1999
                                                              --------------------------
                                                               ACTUAL       AS ADJUSTED
                                                              ---------    -------------
                                                              (IN THOUSANDS, EXCEPT PER
                                                                     SHARE DATA)
Preferred stock, $0.01 par value; 5,000,000 shares
  authorized, actual and as adjusted; no shares issued or
  outstanding, actual and as adjusted.......................        --              --
Common stock, $0.01 par value; 55,000,000 shares authorized, actual and as adjusted; 14,441,379 shares issued and
14,416,279 shares outstanding, actual; 16,941,379 shares
issued and 16,916,279 shares outstanding, as adjusted.......   $   144        $    169
Additional paid-in capital..................................    31,286         125,511
Cumulative deficit..........................................   (19,106)        (19,106)
Loan to officer.............................................      (200)           (200)
Less -- treasury stock, at cost; 25,101 shares actual and as
  adjusted..................................................       (84)            (84)
                                                               -------        --------
     Total stockholders' equity.............................   $12,040        $106,290
                                                               =======        ========

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected financial data set forth below should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The statement of operations data for the nine months ended December 31, 1996 and the years ended December 31, 1997 and 1998, and the balance sheet data as of December 31, 1997 and 1998, are derived from, and are qualified by reference to, consolidated financial statements audited by PricewaterhouseCoopers LLP and included elsewhere in this prospectus. The statement of operations data for the years ended March 31, 1995 and 1996 and the balance sheet data as of March 31, 1995, March 31, 1996 and December 31, 1996, are derived from audited consolidated financial statements not included in this prospectus. The statement of operations data for the nine months ended September 30, 1998 and 1999, and the balance sheet data as of September 30, 1999, are derived from unaudited consolidated financial statements appearing elsewhere in this prospectus. The statement of operations data for the pro forma twelve months ended December 31, 1996 and the nine months ended December 31, 1997, are unaudited. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. Historical results are not necessarily indicative of operating results to be expected in the future.

                                                        NINE MONTHS        PRO FORMA                            NINE MONTHS
                                     YEARS ENDED           ENDED         TWELVE MONTHS      YEARS ENDED            ENDED
                                      MARCH 31,        DECEMBER 31,          ENDED         DECEMBER 31,        SEPTEMBER 30,
                                    --------------   -----------------   DECEMBER 31,    -----------------   -----------------
                                    1995     1996     1996      1997         1996         1997      1998      1998      1999
                                    -----   ------   -------   -------   -------------   -------   -------   -------   -------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  SiteMinder software.............     --       --        --   $   237           --      $   237   $ 1,483   $   784   $ 4,476
  SiteMinder services.............     --       --        --        12           --           12       468       236     1,406
  Other...........................  $ 959   $3,725   $ 3,637     3,497      $ 4,966        4,484     2,840     2,101     2,145
                                    -----   ------   -------   -------      -------      -------   -------   -------   -------
  Total revenues..................    959    3,725     3,637     3,746        4,966        4,733     4,791     3,121     8,027
Cost of revenues..................    488    2,173     2,176     1,935        2,931        2,470     1,764     1,384     2,332
                                    -----   ------   -------   -------      -------      -------   -------   -------   -------
Gross profit......................    471    1,552     1,461     1,811        2,035        2,263     3,027     1,737     5,695
Selling, general and
  administrative expenses.........    305    1,178     2,303     4,487        2,702        5,509     6,395     4,424     7,806
Research and development costs....     --       --       705       927          705        1,028     1,991     1,373     2,486
                                    -----   ------   -------   -------      -------      -------   -------   -------   -------
Income (loss) from operations.....    166      374    (1,547)   (3,603)      (1,372)      (4,274)   (5,359)   (4,060)   (4,597)
Interest income (expense), net....     (1)      20       181       124          188          203       130       100       119
Share of loss from investment in
  Encotone, Inc. .................     --       --       (40)      (76)         (40)        (132)       --        --        --
Write off of investment in
  Encotone LTD....................     --       --        --    (1,049)          --       (1,049)       --        --        --
                                    -----   ------   -------   -------      -------      -------   -------   -------   -------
Income (loss) from continuing
  operations......................    165      394    (1,406)   (4,604)      (1,224)      (5,252)   (5,229)   (3,960)   (4,478)
Income (loss) from discontinued
  operations......................     31     (240)     (520)       --         (735)          --        --        --        --
Gain on sale of assets of
  discontinued operations.........     --       --     6,000        --        6,000           --        --        --        --
                                    -----   ------   -------   -------      -------      -------   -------   -------   -------
Income (loss) before provision for
  income taxes....................    196      154     4,074    (4,604)       4,041       (5,252)   (5,229)   (3,960)   (4,478)
Provision for income taxes........     --       25       (74)       --          (74)          --        --        --        --
                                    -----   ------   -------   -------      -------      -------   -------   -------   -------
Net income (loss).................  $ 196   $  129   $ 4,000   $(4,604)     $ 3,967      $(5,252)  $(5,229)  $(3,960)  $(4,478)
                                    =====   ======   =======   =======      =======      =======   =======   =======   =======
Basic and diluted earnings per
  share:
  From continuing operations......  $0.02   $ 0.05   $ (0.16)  $ (0.50)     $ (0.12)     $ (0.57)  $ (0.56)  $ (0.42)  $ (0.44)
  From operation of discontinued
    operations....................     --    (0.03)    (0.06)       --        (0.07)          --        --        --        --
  Gain on sale of assets..........     --       --      0.67        --         0.61           --        --        --        --
                                    -----   ------   -------   -------      -------      -------   -------   -------   -------
  Net income (loss)...............  $0.02   $ 0.02   $  0.45   $ (0.50)     $  0.40      $ (0.57)  $ (0.56)  $ (0.42)  $ (0.44)
                                    =====   ======   =======   =======      =======      =======   =======   =======   =======
Weighted average shares
  outstanding.....................  8,710    8,835     8,944     9,209        9,901        9,279     9,362     9,348    10,273

                                                   MARCH 31,               DECEMBER 31,
                                               -----------------    ---------------------------    SEPTEMBER 30,
                                                1995      1996       1996       1997      1998         1999
                                               ------    -------    -------    ------    ------    -------------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents....................  $  672    $ 1,410    $ 6,791    $2,134    $1,175       $11,212
Working capital..............................     651        401      4,629         9        47        10,986
Total assets.................................   9,170     10,456     10,259     4,849     4,225        15,593
Total stockholders' equity...................   1,950      1,903      6,149     1,016       996        12,040

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements, as described under "Forward-Looking Statements and Industry Data."

OVERVIEW

     We are a leading provider of software and services for managing and controlling user access to web-based e-commerce applications. We introduced our flagship product, SiteMinder, with the first commercial release of SiteMinder
2.0 in November 1997. In June 1998, we began shipment of SiteMinder 3.0, the first commercially available directory-enabled secure user management solution for web-based e-commerce applications. We changed our fiscal year end from March 31 to December 31, effective with the fiscal period ending December 31, 1996. The financial statements for the period ended December 31, 1996 reflect our operating results for the nine months then ended.

     We derive our revenues from the sale of SiteMinder software and services and from revenues related to the resale of Check Point Software Technologies' FireWall-1 software product. SiteMinder software revenues are derived from the sale of SiteMinder product licenses. SiteMinder service revenues are derived from fees related to the implementation and maintenance of SiteMinder and training on the SiteMinder product. Other revenues are derived from the resale, through a dedicated sales organization, of FireWall-1, complementary products from other vendors and related maintenance, consulting and training services. SiteMinder software revenues accounted for 56% of total revenues in the nine months ended September 30, 1999, and 31% of total revenues in the year ended December 31, 1998. SiteMinder services revenues accounted for 17% of total revenues in the nine months ended September 30, 1999 and 10% of total revenues in the year ended December 31, 1998. Other revenues accounted for 27% of total revenues in the nine months ended September 30, 1999 and 59% of total revenues in the year ended December 31, 1998. We expect SiteMinder software and services revenues to increase as a percentage of total revenues.

     We recognize our SiteMinder and other software license revenues in accordance with Statement of Position 97-2, "Software Revenue Recognition." Statement of Position 97-2 generally requires revenues earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. We generally recognize revenues allocated to software licenses upon delivery of the software products, provided that we have no remaining significant obligations with regard to implementation, the license fee is fixed or determinable and collection of the fee is probable. Revenues derived from arrangements with resellers of our products are not recognized until the software is shipped to the end user. Generally, the price of a SiteMinder license is based upon a specified number of directory server users. The price per licensed user decreases as the number of licensed users increases. Our SiteMinder and other customers often contract for maintenance, which provides them with new releases of software and various technical support and services for a specified period which is typically one year. These agreements are generally separately negotiated and priced based on a percentage of software license revenues. We recognize maintenance revenues from these contracts ratably over the contractual period. We provide consulting and training services on either a daily rate or fixed-cost basis. We recognize revenues from the sale of consulting services provided at a daily rate ratably over the support term and revenues from the sale of consulting and training services provided on a fixed cost basis as the services are performed.

     We currently sell our SiteMinder products through a combination of our direct sales force, worldwide resellers and licensees. In the second half of 1999, we have begun to increase our presence in Europe and Asia. We anticipate that the percentage of our revenues derived outside of North America will increase. Revenues from North America represented 91% of our SiteMinder software and services revenues for the nine months ended September 30, 1999. Increasing our international sales may subject us to risks, many of which are outside our control, including economic uncertainties, currency fluctuations, political instability and uncertain cultural and regulatory environments.

     We record cash receipts from customers and billed amounts due from customers in excess of recognized revenues as deferred revenue. The timing and amount of cash receipts from customers can vary significantly depending on specific contract terms and therefore can have a significant impact on the amount of deferred revenues in any given period.

     Our gross profit is impacted by, among other things, royalties due to third parties for technology included in our products, product fulfillment costs, and salaries and related expenses for our consulting, education and technical support services organizations, and the associated cost of training facilities. In addition, our gross profit is impacted by the mix of software versus services revenues. We anticipate that, as SiteMinder software revenues increase as a percentage of total revenues, our gross profit will increase because our costs associated with SiteMinder software revenues are lower than the costs associated with our other products and services.

     Our operating expenses are classified into two general categories: sales, general and administrative and research and development. Sales, general and administrative expenses consist primarily of salaries and other related costs for sales, administrative and marketing personnel, sales commissions, travel, legal and accounting services, public relations, marketing materials, trade shows and certain facilities-related expenses. Research and development expenses consist primarily of personnel costs to support product development.

     We record software development costs in accordance with Financial Accounting Standards Board Statement No. 86. We did not have any software development costs that were capitalized during the nine months ended September 30, 1999. Previously capitalized software development costs were fully amortized at June 30, 1999.

     Since 1996, we have incurred substantial costs to develop our technology and products, to recruit and train personnel for our research and development, sales, marketing and professional services departments, and to establish an administrative organization. We have incurred net losses in each fiscal quarter since 1996 and had an accumulated deficit of $19.1 million as of September 30, 1999. We anticipate that our operating expenses will increase substantially in future quarters as we increase sales and marketing operations, expand distribution channels, increase research and development, broaden professional services, expand facilities and support, and improve operational and financial systems. Accordingly, we expect to incur additional losses through at least 2000.

     Although we have experienced significant growth in revenues in recent periods, that growth has been from a relatively small base, and there can be no assurance that those growth rates are sustainable. Therefore, historical growth rates should not be considered indicative of future operating results. There can also be no assurance that we will be able to continue to increase our revenues or attain profitability or, if increases in revenue and profitability are achieved, that they can be sustained. We believe that the period-to-period comparisons of our historical operating results are not meaningful and should not be relied upon as an indication of future performance.

     As of December 31, 1998, we had net operating loss carryforwards of $12.9 million available for federal purposes to reduce future taxable income expiring on various dates through 2018. Provisions of the Internal Revenue Code may limit the net operating loss available for use in any given year, based upon significant past or future changes of our ownership.

     As of June 28, 1996, we completed the divestiture of our catalog-related business, consisting of The Programmer's SuperShop catalog and web site, the corporate sales group, SDC Germany and SDC Communications. We incurred $2.6 million in expenses and write-offs related to the divestiture and realized a gain of $6.0 million from the sale of assets. We utilized a portion of our available operating loss carryforwards at that time to decrease the amount of federal and state corporate income taxes.

RESULTS OF OPERATIONS

     The following table presents statement of operations data as percentages of total revenues for the periods indicated:

                                                 NINE MONTHS      PRO FORMA                      NINE MONTHS
                                                    ENDED       TWELVE MONTHS   YEARS ENDED         ENDED
                                                DECEMBER 31,        ENDED       DECEMBER 31,    SEPTEMBER 30,
                                                -------------   DECEMBER 31,    ------------    -------------
                                                1996    1997        1996        1997    1998    1998     1999
                                                ----    -----   -------------   ----    ----    -----    ----
STATEMENT OF OPERATIONS DATA:
Revenues:
  SiteMinder software.........................   --        7%         --           5%     31%     25%     56%
  SiteMinder services.........................   --       --          --          --      10       8      17
  Other.......................................  100%      93         100%         95      59      67      27
                                                ---     ----         ---        ----    ----    ----     ---
  Total revenues..............................  100      100         100         100     100     100     100
Cost of revenues..............................   60       52          59          52      37      44      29
                                                ---     ----         ---        ----    ----    ----     ---
Gross profit..................................   40       48          41          48      63      56      71
Selling, general and administrative
  expenses....................................   63      120          54         116     133     142      97
Research and development costs................   20       24          15          22      42      44      31
                                                ---     ----         ---        ----    ----    ----     ---
Loss from operations..........................  (43)     (96)        (28)        (90)   (112)   (130)    (57)
Interest income (expense), net................    5        3           4           4       3       3       1
Share of loss from investment in Encotone,
  Inc.........................................   (1)      (2)         (1)         (3)     --      --      --
Write off of investment in Encotone LTD.......   --      (28)         --         (22)     --      --      --
                                                ---     ----         ---        ----    ----    ----     ---
Loss from continuing operations...............  (39)    (123)        (25)       (111)   (109)   (127)    (56)
Loss from discontinued operations.............  (14)      --         (15)         --      --      --      --
Gain on sale of assets of discontinued
  operations..................................  165       --         121          --      --      --      --
                                                ---     ----         ---        ----    ----    ----     ---
Income (loss) before provision for income
  taxes.......................................  112     (123)         81        (111)   (109)   (127)    (56)
Provision for income taxes....................   (2)      --          (1)         --      --      --      --
                                                ---     ----         ---        ----    ----    ----     ---
Net income (loss).............................  110%    (123)%        80%       (111)%  (109)%  (127)%   (56)%
                                                ===     ====         ===        ====    ====    ====     ===

  Nine Months Ended September 30, 1999 Compared to Nine Months Ended September 30, 1998

     Revenues. Total revenues increased by $4.9 million, or 157%, to $8.0 million in the nine months ended September 30, 1999, from $3.1 million in the nine months ended September 30, 1998.

     SiteMinder software revenues increased by $3.7 million, or 471%, to $4.5 million in the nine months ended September 30, 1999, from $784,000 in the nine months ended September 30, 1998. This increase is due to the continued increase in market awareness and the acceptance of the SiteMinder product and expansion of our sales organization. There were no significant revenues from SiteMinder prior to the release of SiteMinder 3.0 in June 1998.

     SiteMinder services revenues increased by $1.2 million, or 495%, to $1.4 million in the nine months ended September 30, 1999, from $236,000 in the nine months ended September 30, 1998. This increase reflected the continued growth in the installed base of SiteMinder software licenses and the increasing requirement to provide installation and integration services for customers.

     Other revenues increased by $44,000, or 2%, to $2.1 million in the nine months ended September 30, 1999, from $2.1 million in the nine months ended September 30, 1998.

     Gross profit. Gross profit increased by $4.0 million, or 228%, to $5.7 million in the nine months ended September 30, 1999, from $1.7 million in the nine months ended September 30, 1998. The increase in SiteMinder software revenues resulted in higher gross profit due to lower costs associated with SiteMinder software revenues.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased by $3.4 million, or 76%, to $7.8 million in the nine months ended September 30, 1999, from $4.4 million in the nine months ended September 30, 1998. This increase was primarily a result of the continued development of our sales and marketing infrastructure to support planned growth in sales of our SiteMinder product and services.

     Research and development costs. Research and development costs increased by $1.1 million, or 81%, to $2.5 million in the nine months ended September 30, 1999, from $1.4 million in the nine months ended September 30, 1998. The increase was primarily due to our continued development of SiteMinder and our increase in research and development personnel. We expect to continue to increase the amount spent on research and development in the foreseeable future as we continue to develop and enhance our product line to address the evolving needs of customers deploying large-scale and transaction-based e-commerce applications. Research and development costs may be incurred substantially in advance of the related revenues and in some cases may not generate revenues. In the nine months ended September 30, 1998, we capitalized $249,000 of research and development costs, net of amortization, as a result of our realizing technological feasibility. We did not capitalize any research and development costs in the nine months ended September 30, 1999. There was no capitalized software as of September 30, 1999.

     Interest income (expense), net. Net interest income increased by $19,000, or 19%, to $119,000 in the nine months ended September 30, 1999, from $100,000 in the nine months ended September 30, 1998. This increase was mainly attributable to a higher cash balance in the nine months ended September 30, 1999. There were no borrowings outstanding during the nine months ended September 30, 1998 or the nine months ended September 30, 1999.

  Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     Revenues. Total revenues increased by $58,000, or 1%, to $4.8 million in the year ended December 31, 1998, from $4.7 million in the year ended December 31, 1997.

     SiteMinder software revenues increased by $1.2 million, or 526%, to $1.5 million in the year ended December 31, 1998, from $237,000 in the year ended December 31,1997. The first commercial release of SiteMinder was version 2.0 in November 1997. SiteMinder 3.0 was released in June 1998, after which revenues increased each quarter.

     SiteMinder services revenues increased by $456,000 to $468,000 in the year ended December 31, 1998, from $12,000 in the year ended December 31, 1997. As the number of SiteMinder software customers grew in 1998, support and consulting services grew accordingly.

     Other revenues decreased by $1.6 million, or 37%, to $2.8 million in the year ended December 31, 1998, from $4.5 million in the year ended December 31, 1997. This decrease is a result of our de-emphasis on the FireWall-1 related products and services as we shifted resources to SiteMinder products and services.

     Gross profit. Gross profit increased by $764,000, or 34%, to $3.0 million in the year ended December 31, 1998, from $2.3 million in the year ended December 31, 1997. The increase in SiteMinder software revenues resulted in higher gross profit due to lower costs of sales associated with SiteMinder software revenues.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased by $886,000, or 16%, to $6.4 million in the year ended December 31, 1998, from $5.5 million in the year ended December 31, 1997. This increase was primarily a result of our continuing to build our sales and marketing infrastructure to support planned growth in sales of our SiteMinder product and services.

     Research and development costs. Research and development costs, net of capitalized software, increased by $963,000, or 94%, to $2.0 million in the year ended December 31, 1998, from $1.0 million in the year ended December 31, 1997. In the year ended December 31, 1997, we capitalized $310,000 of research and development costs, net of amortization, as a result of our realizing technological feasibility. Capitalized software costs, net of amortization, were $176,000 at December 31, 1998.

     Interest income (expense), net. Net interest income decreased $73,000, or 36%, to $130,000 in the year ended December 31, 1998, from $203,000 in the year ended December 31, 1997. This decrease was mainly attributable to a lower average cash balance in 1998.

  Nine Months Ended December 31, 1997 Compared to Nine Months Ended December 31, 1996

     Revenues. Total revenues increased by $109,000, or 3%, to $3.7 million in the nine months ended December 31, 1997, from $3.6 million in the nine months ended December 31, 1996.

     SiteMinder software revenues were $237,000 in the nine months ended December 31, 1997. There were no SiteMinder software revenues in the nine months ended December 31, 1996.

     SiteMinder services revenues were $12,000 in the nine months ended December 31, 1997. There were no SiteMinder services revenues in the nine months ended December 31, 1996.

     Other revenues decreased by $140,000, or 4%, to $3.5 million in the nine months ended December 31, 1997, from $3.6 million in the nine months ended December 31, 1996. This decrease resulted from our decision to eliminate hardware sales associated with the sale of FireWall-1 products during 1996, which was partially offset by an increase in network security consulting fees.

     Gross profit. Gross profit increased by $350,000, or 24%, to $1.8 million in the nine months ended December 31, 1997, from $1.5 million in the nine months ended December 31, 1996.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased by $2.2 million, or 95%, to $4.5 million in the nine months ended December 31, 1997, from $2.3 million in the nine months ended December 31, 1996. This increase resulted from building our management and development staff infrastructure to bring our SiteMinder product to market.

     Research and development costs. Research and development costs, net of capitalized software, increased by $222,000, or 31%, to $927,000 in the nine months ended December 31, 1997, from $705,000 in the nine months ended December 31, 1996. In the nine months ended December 31, 1997, we capitalized $344,000 of research and development expenditures, net of amortization, as a result of our realizing technological feasibility. We did not capitalize any research and development expenditures in the nine months ended December 31, 1996. Capitalized software costs, net of amortization, were $310,000 at December 31, 1997.

     Interest income (expense), net. Net interest income decreased by $57,000, or 31%, to $124,000 in the nine months ended December 31, 1997, from $181,000 in the nine months ended December 31, 1996. This decrease is mainly attributable to a lower average cash balance in the nine months ended December 31, 1997.

  Year Ended December 31, 1997 Compared to Pro Forma Twelve Months Ended December 31, 1996

     Revenues. Total revenues decreased by $233,000, or 5%, to $4.7 million in the year ended December 31, 1997, from $5.0 million in the pro forma twelve months ended December 31, 1996.

     SiteMinder software revenues were $237,000 in the twelve months ended December 31, 1997. There were no SiteMinder software revenues in the pro forma twelve months ended December 31, 1996.

     SiteMinder services revenues were $12,000 in the twelve months ended December 31, 1997. There were no SiteMinder services revenues in the pro forma twelve months ended December 31, 1996.

     Other revenues decreased by $482,000, or 10%, to $4.5 million in the twelve months ended December 31, 1997, from $5.0 million in the pro forma twelve months ended December 31, 1996. This decrease resulted from our decision to eliminate hardware sales associated with the sale of FireWall-1 products during 1996.

     Gross profit. Gross profit increased by $228,000, or 11%, to $2.3 million in the year ended December 31, 1997, from $2.0 million in the pro forma twelve months ended December 31, 1996. The increase in gross profit was attributable to our elimination of hardware sales, as described above, which produced lower gross profits.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased by $2.8 million, or 104%, to $5.5 million in the year ended December 31, 1997, from $2.7 million in the pro forma twelve months ended December 31, 1996. This increase was a result of the expansion of our sales and management to bring to market our SiteMinder product to market and to manage our growth.

     Research and development costs. Research and development costs, net of capitalized software, increased by $323,000, or 46%, to $1.0 million in the year ended December 31, 1997, from $705,000 in the pro forma twelve months ended December 31, 1996. In the year ended December 31, 1997, we capitalized $310,000 of research and development expenditures, net of amortization, as a result of our realizing technological feasibility. No costs were capitalized in the pro forma twelve months ended December 31, 1996.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth unaudited quarterly financial data for each of our last two fiscal years and each of the quarters in the nine months ended September 30, 1999, and those data expressed as percentages of our total revenues for the respective quarters. This information has been derived from unaudited consolidated financial statements that, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the quarterly information. The operating results for any quarter are not necessarily indicative of results to be expected for any future period.

                                                                   QUARTERS ENDED
                        -----------------------------------------------------------------------------------------------------
                        MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,
                          1997        1997       1997        1997       1998        1998       1998        1998       1999
                        ---------   --------   ---------   --------   ---------   --------   ---------   --------   ---------
                                                                   (IN THOUSANDS)
STATEMENT OF
 OPERATIONS DATA:
Revenues:
 SiteMinder
   software...........       --          --          --    $   237     $   131    $   242     $   411    $   700     $   995
 SiteMinder
   services...........       --          --          --         12          39         87         110        231         358
 Other................   $  987     $ 1,184     $ 1,120      1,193         640        725         736        739         707
                         ------     -------     -------    -------     -------    -------     -------    -------     -------
 Total revenues.......      987       1,184       1,120      1,442         810      1,054       1,257      1,670       2,060
Cost of revenues......      535         700         571        664         509        444         431        579         715
                         ------     -------     -------    -------     -------    -------     -------    -------     -------
Gross profit..........      452         484         549        778         301        610         826      1,091       1,345
Selling, general and
 administrative
 expenses.............    1,022       1,273       1,502      1,527       1,385      1,535       1,504      1,772       2,101
Research and
 development costs....      101         185         304        623         421        452         500        618         699
                         ------     -------     -------    -------     -------    -------     -------    -------     -------
Loss from
 operations...........     (671)       (974)     (1,257)    (1,372)     (1,505)    (1,377)     (1,178)    (1,299)     (1,455)
Interest income
 (expense), net.......       79          63          43         18          32         37          31         30          19
Share of loss from
 investment in
 Encotone, Inc........      (56)        (48)        (20)        (8)         --         --          --         --          --
Write off of
 investment in
 Encotone LTD. .......       --      (1,000)        (49)        --          --         --          --         --          --
                         ------     -------     -------    -------     -------    -------     -------    -------     -------
Loss before provision
 for income taxes.....     (648)     (1,959)     (1,283)    (1,362)     (1,473)    (1,340)     (1,147)    (1,269)     (1,436)
Provision for income
 taxes................       --          --          --         --          --         --          --         --          --
                         ------     -------     -------    -------     -------    -------     -------    -------     -------
   Net loss...........   $ (648)    $(1,959)    $(1,283)   $(1,362)    $(1,473)   $(1,340)    $(1,147)   $(1,269)    $(1,436)
                         ======     =======     =======    =======     =======    =======     =======    =======     =======

                           QUARTERS ENDED
                        --------------------
                        JUNE 30,   SEPT. 30,
                          1999       1999
                        --------   ---------
                           (IN THOUSANDS)
STATEMENT OF
 OPERATIONS DATA:
Revenues:
 SiteMinder
   software...........  $ 1,473     $ 2,008
 SiteMinder
   services...........      447         601
 Other................      719         719
                        -------     -------
 Total revenues.......    2,639       3,328
Cost of revenues......      778         838
                        -------     -------
Gross profit..........    1,861       2,490
Selling, general and
 administrative
 expenses.............    2,487       3,219
Research and
 development costs....      775       1,012
                        -------     -------
Loss from
 operations...........   (1,401)     (1,741)
Interest income
 (expense), net.......       47          52
Share of loss from
 investment in
 Encotone, Inc........       --          --
Write off of
 investment in
 Encotone LTD. .......       --          --
                        -------     -------
Loss before provision
 for income taxes.....   (1,354)     (1,689)
Provision for income
 taxes................       --          --
                        -------     -------
   Net loss...........  $(1,354)    $(1,689)
                        =======     =======

                                                                   QUARTERS ENDED
                        -----------------------------------------------------------------------------------------------------
                        MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,
                          1997        1997       1997        1997       1998        1998       1998        1998       1999
                        ---------   --------   ---------   --------   ---------   --------   ---------   --------   ---------
AS A PERCENTAGE OF
 TOTAL REVENUES:
Revenues:
 SiteMinder
   software...........       --          --          --         16%         16%        23%         33%        42%         48%
 SiteMinder
   services...........       --          --          --          1           5          8           9         14          17
 Other................      100%        100%        100%        83          79         69          58         44          35
                         ------     -------     -------    -------     -------    -------     -------    -------     -------
 Total revenues.......      100         100         100        100         100        100         100        100         100
Cost of revenues......       54          59          51         46          63         42          34         35          35
                         ------     -------     -------    -------     -------    -------     -------    -------     -------
Gross profit..........       46          41          49         54          37         58          66         65          65
Selling, general and
 administrative
 expenses.............      104         108         134        106         171        146         120        106         102
Research and
 development costs....       10          15          27         43          52         43          40         37          34
                         ------     -------     -------    -------     -------    -------     -------    -------     -------
Loss from
 operations...........      (68)        (82)       (112)       (95)       (186)      (131)        (94)       (78)        (71)
Interest income
 (expense), net.......        8           5           4          1           4          4           3          2           1
Share of loss from
 investment in
 Encotone, Inc........       (6)         (4)         (2)        (1)         --         --          --         --          --
Write off of
 investment in
 Encotone LTD. .......       --         (84)         (4)        --          --         --          --         --          --
                         ------     -------     -------    -------     -------    -------     -------    -------     -------
Loss before provision
 for income taxes.....      (66)       (165)       (115)       (95)       (182)      (127)        (91)       (76)        (70)
Provision for income
 taxes................       --          --          --         --          --         --          --         --          --
                         ------     -------     -------    -------     -------    -------     -------    -------     -------
Net loss..............      (66)%      (165)%      (115)%      (95)%      (182)%     (127)%       (91)%      (76)%       (70)%
                         ======     =======     =======    =======     =======    =======     =======    =======     =======

                           QUARTERS ENDED
                        --------------------
                        JUNE 30,   SEPT. 30,
                          1999       1999
                        --------   ---------
AS A PERCENTAGE OF
 TOTAL REVENUES:
Revenues:
 SiteMinder
   software...........       56%         60%
 SiteMinder
   services...........       17          18
 Other................       27          22
                        -------     -------
 Total revenues.......      100         100
Cost of revenues......       29          25
                        -------     -------
Gross profit..........       71          75
Selling, general and
 administrative
 expenses.............       94          97
Research and
 development costs....       29          30
                        -------     -------
Loss from
 operations...........      (53)        (52)
Interest income
 (expense), net.......        2           1
Share of loss from
 investment in
 Encotone, Inc........       --          --
Write off of
 investment in
 Encotone LTD. .......       --          --
                        -------     -------
Loss before provision
 for income taxes.....      (51)        (51)
Provision for income
 taxes................       --          --
                        -------     -------
Net loss..............      (51)%       (51)%
                        =======     =======

     Our total SiteMinder-related revenues have increased in each quarter following the release of SiteMinder 3.0 in June 1998. The increase in each quarter has been due to the increase in the number of our customers. This resulted from increased market awareness and acceptance of our SiteMinder software, expansion of our sales organization and increased SiteMinder services revenues, which reflect the growth in the installed base of product licenses.

     Gross profit has increased in conjunction with our increases in SiteMinder software revenues.

     Our selling, general and administrative expenses have generally increased on a quarterly basis, primarily as a result of the timing and number of additions in personnel and compensation and the timing, number and significance of specific marketing and sales activities, such as trade shows and other promotional activities. Our research and development costs have varied from quarter to quarter primarily as a result of the timing and number of additions of personnel and related compensation costs.

     In addition, a variety of factors, many of which are outside of our control, may affect our quarterly operating results. These factors include:

     - market acceptance of our SiteMinder products;

     - our success in obtaining follow-on sales to existing customers;

     - the long sales and deployment cycle for sales of SiteMinder licenses;

     - our ability to hire and retain personnel, particularly in services and sales and marketing;

     - the release of new versions of SiteMinder or other products; and

     - the development of our direct and indirect sales channels.

     The limited history of deployment of our SiteMinder product and the undeveloped nature of the market for web-based e-commerce applications make predicting future revenues difficult. Our expense levels are based, in part, on our expectations regarding future revenue increases, and to a large extent such expenses are fixed, particularly in the short term. There can be no assurance that our expectations regarding future revenues are accurate. Moreover, we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall of revenues in relation to our expectations would likely cause a significant increase in our net loss, or a significant decrease in our net income, for that period.

     Due to the foregoing factors, our operating results are difficult to forecast. We believe that period-to-period comparisons of our historical operating results are not meaningful and should not be relied upon as an indication of future performance. Also, our operating results may fall below the expectations of securities analysts or investors in some future quarter and, as a result, the market price of our common stock could decrease significantly.

LIQUIDITY AND CAPITAL RESOURCES

     In recent years, we have funded our operations primarily from sales of securities.

     Cash used for operating activities in the nine months ended September 30, 1999 was $5.2 million, primarily due to a net loss of $4.5 million and an increase in accounts receivable, partially offset by increases in accounts payable, accrued expenses and deferred revenue. Cash used for operating activities in the year ended December 31, 1998 was $5.8 million, primarily due to a net loss of $5.2 million and an increase in accounts receivable, partially offset by increases in accounts payable, accrued expenses and deferred revenue.

     Cash used for investing activities was $334,000 in the nine months ended September 30, 1999, and $301,000 in the year ended December 31, 1998. Investing activities for the periods consisted primarily of the purchases of equipment, consisting largely of computer servers, workstations and networking equipment.

     Cash provided by financing activities in the nine months ended September 30, 1999 was approximately $15.5 million, as a result of our sale of 795,651 shares of common stock to certain investors in a private placement on February 8, 1999 at a price of $5.75 per share and our sale of 534,242 shares of common stock to certain investors in a private placement on September 9, 1999 at a price of $20.59 per share. We received net proceeds of approximately $10.3 million from the September 9, 1999 private placement, after deducting the placement agent's fee and our estimated expenses. Cash provided by financing activities in the year ended December 31, 1998 was $5.2 million, primarily due to our issuance of preferred stock and warrants for net proceeds totaling $5.0 million.

     As of September 30, 1999, our primary financial commitments consisted of obligations outstanding under operating leases.

     As of September 30, 1999, we had cash and cash equivalents totaling $11.2 million.

     In recent years, we have significantly increased our operating expenses. We anticipate that we will continue to experience significant growth in our operating expenses for the foreseeable future and that our operating expenses and capital expenditures will constitute a material use of our cash resources. In addition, we may utilize cash resources to fund acquisitions or investments in businesses, technologies, products or services that are complementary to our business. We believe that the net proceeds of this offering and our September 1999 sale of stock, together with our existing cash and cash equivalent balances, will be sufficient to meet our anticipated cash requirements for working capital and capital expenditures for at least the next twelve months. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities, or obtain additional credit facilities. The issuance of additional equity or convertible debt securities could result in additional dilution to our stockholders.

IMPACT OF THE YEAR 2000 ISSUE

     The Year 2000 issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. This could result in a system failure or miscalculations if a computer program recognizes a date of "00" as the year 1900 instead of 2000. If not corrected, many computer systems could fail or create erroneous results in 2000.

  State of Readiness

     We have completed our initial assessment and testing of products, systems and processes with respect to the "Year 2000" issue. We plan to continue our assessment and testing of products, systems and processes throughout the remainder of 1999.

  Products

     All dates used within our SiteMinder 3.0 product utilize a standard four-digit year format. SiteMinder 3.0 has been tested by configuring a test environment with the system dates on the test computers set to various dates in the twenty-first century. SiteMinder 3.0 was then put through a regression test and the output verified with previous test runs with no errors. We have verified that when used properly and in conformity with the product information we supply, SiteMinder 3.0 will accurately store, display, process, provide and receive data from, into and between 1999 and 2000, including leap year calculations, provided that all other technology used in combination with SiteMinder 3.0 properly exchanges date data with SiteMinder 3.0.

     The assessment of whether a complete system or device in which SiteMinder
3.0 is embedded will operate correctly for an end user depends in large part on the year 2000 readiness of the system's other components, most of which are supplied by parties other than our company. Users must test their unique combination of hardware, system software, and transaction and application software in order to assess the Year 2000 capability of a user's particular system. In addition, we have relied on representations of Check Point Software Technologies as to the Year 2000 readiness of FireWall-1. Any failure of FireWall-1 to be Year 2000 compliant may have a material adverse effect on our FireWall-1 reseller business, our customer relationships and our operating results.

  Internal Systems and Processes

     We have completed our assessment of our internal systems and processes, including computers and related systems, office and facilities equipment, including fax machines, photocopiers, telephone switches, security systems and other common devices that may be affected by the Year 2000 problem. In September 1999, we installed a necessary telephone system upgrade. Based on our assessment to date, we believe that all of our other internal systems and processes are Year 2000 capable.

  Third-Party Vendors and Suppliers

     We have reviewed Year 2000 statements provided by our significant vendors. We have not independently verified Year 2000 statements made by third parties, and we can express no assurances as to the Year 2000 compliance status of third parties. We may not be able to know with certainty whether vendors are compliant. Failure of critical vendors to achieve Year 2000 compliance could result in delayed deliveries of products and services to us. If those delays are extensive, they could have a material adverse effect on our business.

  Costs of Year 2000 Compliance

     All costs related to Year 2000 issues are being expensed as incurred. We do not expect the total costs of evaluation and testing to be material. Other potential costs may include updating of computer software and hardware, as well as other out-of-pocket costs. Costs associated with Year 2000 issues totaled approximately $100,000 through September 30, 1999. We anticipate that we may incur up to an additional $100,000 in future costs associated with our Year 2000 readiness.

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  Risks of Year 2000 Issues

     Although we believe we are taking prudent action related to the identification and resolution of issues related to the Year 2000 problem, our assessment is still in progress. Our failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, normal business activities. An interruption or failure could materially and adversely affect our results of operations, liquidity and financial condition. Due to the general uncertainty of the Year 2000 readiness of third parties, we are unable to determine at this time whether the consequences of Year 2000 failures will have a material adverse impact on our results of operations, liquidity or financial position. Our assessment, testing and contingency planning are expected to reduce, but not eliminate, our level of uncertainty about the Year 2000 issue and the readiness of third parties. We believe that the completion of our assessment, testing and contingency planning should reduce the possibility of significant interruptions to normal operations.

  Contingency Plan

     Based on our assessments to date, we believe our existing internal systems and procedures, including our standard redundant systems and servers, will enable us to continue to deliver our software in 2000 without significant interruption. As a result, we do not intend to formulate a detailed contingency plan for Year 2000 failures. We do not plan to assess the specific Year 2000 compliance of external forces such as utility and transportation systems or Year 2000 compliance failures that might generally affect industry and commerce. Any Year 2000 failure of this type, or any other significant unforeseen Year 2000 failure, could have a material adverse effect on our business and operating results.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, or SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires computer software costs associated with internal use software to be charged to operations as incurred until certain capitalization criteria are met. SOP 98-1 became effective for us beginning January 1, 1999. The adoption of this statement to have a material effect on our financial position or results of operations.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, or SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for changes in fair value, gains or losses, depends on the intended use of the derivative and its resulting designation. The statement initially was to be effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In July 1999, the Financial Accounting Standards Board issued SFAS 137, "Accounting for Derivative Instruments and Hedging Activities Deferral of the Effective Date of FASB Statement No. 133 -- An amendment of FASB Statement No. 133." SFAS 137 defers the implementation of SFAS 133 by one year. SFAS 133, as amended by SFAS 137, is effective for our fiscal quarters beginning after January 1, 2000. We do not expect our adoption of SFAS 133 to have a material effect on our financial position or results of operations.

     In December 1998, the Accounting Standards Executive Committee, or AcSEC, issued SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions." SOP 98-9 amends SOP 97-2 to require that an entity recognize revenue for multiple element arrangements by means of the "residual method" when (1) there is vendor-specific objective evidence of the fair values of all the undelivered elements that are not accounted for by means of long-term contract accounting and (2) vendor-specific objective evidence of fair value does not exist for one or more of the delivered elements. All revenue recognition criteria of SOP 97-2 and SOP 98-9 will be effective for our transactions entered into beginning in our year ending December 31, 2000. We do not expect SOP 98-9 to have a material effect on our financial position or results of operations.

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

                                    BUSINESS

INTRODUCTION

     We are a leading provider of software and services that manage and control user access to web-based e-commerce applications. Our SiteMinder product is part of the software infrastructure that is used to build and manage an e-commerce web site. SiteMinder manages the complex process of identifying users and assigning those users privileges to multiple e-commerce applications on a company's web site. These assigned privileges determine what information a user can see and what transactions a user can perform on the web site. SiteMinder enables our customers to centrally control access to e-commerce web sites requiring secure log-in, while distributing the administrative responsibilities to the most appropriate parties. SiteMinder is designed to be scalable and reliable, to integrate with our customers' existing systems and to accommodate emerging Internet technology. We offer a wide range of support services that enable our customers to successfully implement SiteMinder into their organizations. As of September 30, 1999 we had 109 customers, including Arthur Andersen, Delta Airlines, General Electric, GTE Internetworking, Ingram Micro, MCI WorldCom and Merrill Lynch. We sell our products through a direct sales force and through our distribution partners who include Allaire, GTE Cybertrust, Network Associates and the Sun-Netscape Alliance. To date, most of our customers' deployments of SiteMinder have supported business-to-business e-commerce applications, but our customers are beginning to deploy SiteMinder for business-to-consumer applications.

INDUSTRY BACKGROUND

     The growth in e-commerce is driving companies to develop a new set of web-based applications accessed by a large and diverse range of corporate users, including customers, business partners and employees. In many cases, these new applications are becoming the principal business processes of an organization. These include online retail, customer service, supply chain procurement, and delivery of operational and transactional data. This new generation of applications has created a demand for new Internet security and user management solutions to handle the size and scope of these applications.

     Before the advent of e-commerce and the transition to web-based computing, most large businesses deployed client/server architectures to support enterprise computing. In the client/server model, applications are generally limited to traditional enterprise resource planning functions such as accounting, human resources and material resource planning. Defined groups, limited to selected employees, access these applications through a company's internal computing resources or dedicated remote access solutions. As a result of this limited usage, controlling and securing access to these applications and administering the associated users and their rights of usage, or privileges, can be adequately handled by the organization's information technology, or IT, department. With only a limited number of applications and a small number of defined users, the assignment of privileges to these users is accomplished by embedding the security and privilege functions into each application.

     E-commerce, however, is fundamentally changing traditional business processes because companies now need to conduct business online with their customers and business partners. According to Forrester Research, business-to-business e-commerce is expected to grow from $43 billion in 1998 to $1.3 trillion in 2003. Forrester also estimates that business-to-consumer e-commerce will grow from $8 billion in 1998 to $108 billion in 2003. Companies are developing new web-based applications that support key revenue and relationship management aspects of the companies' business processes. International Data Corporation estimates that the global e-commerce application market will grow from $444 million in 1998 to over $13 billion in 2003. Companies are also attempting to leverage their existing investments in traditional enterprise applications by integrating them into their web sites. In this new e-commerce business model, applications accessed through the web site are not just supporting business operations, but, in many instances, become the focal point for companies' interactions with their constituencies, including remote and mobile employees, existing and potential customers, suppliers, vendors, distributors and other business partners.

     As larger and more diverse constituencies access wider ranges of applications, the management and security of users become increasingly important and complex. The software infrastructure required to support

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these applications, developed in different languages, running on different web servers and operating on different hardware platforms, dramatically adds to this complexity. Traditional security and management software solutions, whether developed in house or provided by a third party, face significant difficulties in meeting these challenges effectively. Most e-commerce web sites have continued the practice of embedding security in each application. This requires users to provide a password to access each application, resulting in a cumbersome and time-consuming user experience. Lack of centralized user management also creates security issues. Companies cannot take corrective actions in a timely fashion because the security and privileges must be modified in each application. In addition, many companies find it difficult to accommodate relationships with business customers and partners because the companies' IT departments do not have the information necessary to manage the privileges of individual customer and partner users.

     Even organizations that have achieved early success with web-based e-commerce business models face challenges as their models evolve. For example, many e-commerce businesses initially focused on a direct sales relationship with their customers and therefore only needed to manage this single application. As their operations have matured, however, they have needed to deploy additional applications, such as customer service. These early e-commerce businesses had no alternative but to build their own security and user management infrastructure to manage the increased number of applications. Today, the software infrastructure that was built faces scalability and user-management issues, resulting in mounting development and support costs.

     In order for e-commerce to be successful, companies require a secure and scalable user management infrastructure for conducting business. E-commerce sites must be capable of managing the large numbers of users and multiple user transactions without jeopardizing the integrity of the site's security policies. As companies seek to attract customers and partners to their e-commerce sites, and to increase the efficiency of their employees, they require a solution providing a seamless and integrated view of the applications on their web sites. The solution must provide single sign-on to personalized information based on the profile of the particular user. As the number of applications proliferates and the complexity of data increases, the solution must reduce the burden of managing these applications. Companies require a solution that easily and seamlessly integrates with their existing investments in information technology infrastructure, including web servers, application servers, directory servers and various forms of user identification. Finally, companies require an open and extensible architecture in order to accommodate the introduction of new, evolving web technologies.

THE NETEGRITY SOLUTION

     We are a leading provider of software and services for secure user management for e-commerce applications. Key benefits of our solution include:

     Centralized privilege management. SiteMinder provides centralized control of users and privileges that extends across multiple web-based applications on a company's web site. SiteMinder manages the privileges of customers, business partners and employees accessing applications on a company's web site. Our solution provides this centralized privilege management as a shared service that includes all of the e-commerce applications deployed by our customers. This approach provides many benefits. Security changes can be effected swiftly and efficiently across all of a company's e-commerce applications. Moreover, it makes application developers much more productive because they are free to focus on business processes and leave security, privilege management and personalization to SiteMinder.

     Superior user experience through single sign-on and personalized content. With SiteMinder, users sign-on to a web site once and gain access to all relevant information as defined by their user privileges. Single sign- on provides access to a personalized view of content drawn from multiple applications which run on multiple servers, multiple operating systems, and across multiple Internet domains. This benefits end users by providing them with a high-quality user experience, personalized to meet their individual needs. By providing a superior user experience on its web site, a company is able to protect its brand and build customer loyalty.

     Distributed and delegated administration. SiteMinder provides policy-based administration of security policies, so that administrative responsibilities can be easily delegated to individual business units, remote
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

trading partners or other administrators without jeopardizing control. Delegated administrators control only the users and policies for which they have been granted explicit responsibility. SiteMinder assigns administrative responsibility where the knowledge resides, while still maintaining the overall security of a site. As a result, a company's administrative burdens and associated costs are dramatically reduced.

     Leverages existing investments in technology infrastructure. SiteMinder has been designed to support the existing systems currently employed by companies and to easily accommodate emerging Internet technologies. SiteMinder integrates with leading user directories, web servers, application servers and authentication technologies. SiteMinder also provides support for multiple web servers and operating platforms involving Microsoft and Netscape Web servers, and Windows NT and UNIX platforms, which facilitates cross-platform development, deployment and migration.

     Scalability and high-availability. Our customers require a platform that scales as they deploy additional applications and as user traffic grows, while providing the highest level of reliability. SiteMinder provides a scalable high-availability platform to meet the requirements of demanding web sites. Based on independent third-party testing, published data from other vendors and feedback from customers, we believe that SiteMinder provides significantly higher transaction rates than other competing solutions.

STRATEGY

     Our objective is to become the market leader in secure user management solutions that support business-to-business and business-to-consumer e-commerce applications. Key elements of our strategy include:

     Extend technology leadership in secure user management market. We believe that our technology enables us to offer a complete and cost-effective secure user management solution for web-based applications. By building upon our ability to use a company's existing directories rather than creating another database, a feature called native integration, single sign-on capabilities and our ability to scale to support millions of users, we believe we can extend our leadership in the secure user management market by adding new features and capabilities. Specifically, we plan to offer additional platform support for our SiteMinder solution and integration with non-web-based, legacy applications. In addition, we intend to continue to incorporate industry-leading technologies such as support for eXtensible Markup Language, or XML, and Simple Network Management Protocol, or SNMP, protocols, into SiteMinder.

     Expand applications of SiteMinder into new markets. While most of our customers' deployments have been in the business-to-business e-commerce market, our customers are beginning to deploy SiteMinder in the business-to-consumer e-commerce market. We believe that our capabilities will enable us to offer solutions that support portal and targeted community applications in the business-to-consumer market. We will continue to expand and tailor SiteMinder as necessary to meet the requirements of our customers for new e-commerce applications.

     Expand strategic partnerships and distribution channels. We have developed strategic relationships in order to significantly increase distribution of our products, provide validation of SiteMinder, and enhance market awareness. These relationships include our worldwide licensing agreements with Allaire, GTE Cybertrust, Network Associates and the Sun-Netscape Alliance and reseller agreements with Banyan Systems and Intraware. We are also focused on building our reseller channel and establishing relationships with leading systems integrators and technology consulting firms. We expect to continue to establish strategic and other third-party relationships with vendors of Internet-related systems and application software.

     Pursue international expansion. Although we principally focus our marketing efforts in the United States, we plan to expand our sales force and support organizations with the objective of gaining broad international market acceptance of SiteMinder through adoption into strategic accounts. In addition, we are developing products intended to address the specific needs of international markets, with an initial focus on Europe and Asia. These include developing localized versions of our products and local consulting services.

     Expand service resources. We believe that a customer's decision to purchase our products is based, in part, on our ability to provide a high level of customer service and technical support. The mission-critical nature of product implementations further heightens customer's need for our support. We believe that
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demand for our services will grow as the size and scope of installation increases. We expect to expand our service resources and offer our customers a range of services that addresses the needs of larger scale deployments.

PRODUCTS AND SERVICES

  SiteMinder Product

     SiteMinder 3.6 is the current version of the SiteMinder product. SiteMinder interacts with the four main components of an e-commerce web site:

     - Web Servers: SiteMinder is designed to support all major web servers and provide access control to content distributed through these servers.

     - Application Servers: SiteMinder is designed to support all major application servers and provide generalized privilege management to the content and transactions delivered through these servers.

     - Authentication Services: SiteMinder provides broad support for authentication methods that enable web sites to authenticate users through a variety of methods that meet the unique security requirements of each application.

     - Directory Servers: SiteMinder integrates with all industry leading directory servers and utilizes them as repositories for all user and privilege data.

     The SiteMinder product consists of three key components: Policy Servers, Agents and an Administration Console. Additionally, SiteMinder is delivered with a developer kit, which allows developers to construct web sites in both C++ and Java applications. The following briefly describes each of the primary components:

     - Policy Server: The Policy Server is a generalized security policy engine, which includes processes for authentication, authorization, session management, administration and auditing. The Policy Server, which handles all requests for managing, and enforcing user privileges, runs on Windows NT and UNIX platforms.

     - Agents: Agents are distributed components deployed on web servers, application servers, or as part of an application itself. Agents communicate policies to the application governing user privileges. SiteMinder ships with web Agents compatible with most popular web servers, including Microsoft IIS, Netscape Enterprise Server and Apache. SiteMinder also supports application server Agents compatible with most popular application servers, including those from Allaire, Bluestone, Microsoft, Oracle and the Sun-Netscape Alliance.

     - Administration Console: The Administration Console is a secure Java applet that allows administrators to create and manage user privilege policies from any Java-enabled web browser.

     SiteMinder 3.6 provides the following services:

     - Privilege management infrastructure: SiteMinder provides a single location for defining the policies that specify which users may access particular e-commerce applications and content. By providing a single location for these policies, SiteMinder enables web sites to apply consistent personalized content and application access for users throughout the site.

     - Single sign-on: SiteMinder provides robust single sign-on services across e-commerce sites spanning web servers and application environments running on multiple operating systems and spanning multiple Internet domains. Using encrypted cookies, SiteMinder is able to recognize a previously authenticated and authorized user and allow the user to access applications and content without being prompted repeatedly for new passwords.

     - Policy-based authentication services: SiteMinder manages the entire authentication process. It supports all leading authentication technologies including basic name-password, forms based authentication, digital certificates, two-factor authentication, and method chaining. SiteMinder's policy-based approach enables customers to apply different authentication technologies depending on

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       the value and risk of the application being accessed. For example, companies can easily use name-passwords for most applications while requiring a digital certificate for an on-line trading system.

     - Distributed administration: Using any Java-enabled browser, web administrators are able to access SiteMinder and modify user privilege policies from anywhere on the network. The user interface supports multiple levels of delegation among administrators.

     SiteMinder is the only secure user management system on the market that provides native integration with industry-standard Lightweight Directory Access Protocol, or LDAP, Windows NT directory services, and SQL databases. As a result, customers do not need to install and manage separate and redundant user directories, which are expensive to maintain, unnecessarily complex, and therefore prone to failure. SiteMinder's native directory support works with multiple directory services from multiple vendors to provide our customers with the freedom to deploy on their preferred platforms.

     SiteMinder has been developed with a scalable, highly available architecture. Key features of this robust architecture include:

     - Load balancing: SiteMinder Agents can easily be configured to balance loads across multiple policy servers, as well as across multiple user directories. The result is nearly linear scaling as additional servers are deployed.

     - Automatic fail-over: SiteMinder Agents can easily be configured to automatically communicate with a new Policy Server should their primary Policy Server be taken off line or fail. Likewise, SiteMinder Policy Servers can easily be configured to automatically utilize a new user directory should their primary user directory be taken off line or fail. The result is a fully redundant architecture that provides high availability.

     - Local caching: Both Policy Servers and Agents can be configured to cache appropriate data thereby minimizing unnecessary traffic and processing requirements. SiteMinder's session management will automatically update cached information should policies or user profiles change.

     We typically license SiteMinder based on the following categories:

     - Intranets, in which all the users are employees or contractors working for our customer. Prices start at approximately $40 per user for small sites and are discounted as volumes grow.

     - Extranets, in which our customers conduct transactions with their corporate customers, suppliers and partners. Prices start at approximately $30 per user for small sites and are discounted as volumes grow.

     - Internet sites, in which users are consumers seeking products or information from our customers. Prices start at less than $2 per user for volumes greater than 250,000 users.

     Standard SiteMinder licenses include a web Agent site license and unlimited Policy Server licenses. Essentially, our customers pay us for the size of the web site they are building, as measured by the number of users of that site. Our standard product license gives the customer the right to replicate and install our SiteMinder software components throughout its web site infrastructure as needed to meet scalability and redundancy requirements.

  SiteMinder Services

     Our professional services organization provides consulting and integration services that aid our customers in successfully implementing SiteMinder within their organizations. Our professional services include application infrastructure planning, application prototyping and integration, SiteMinder deployment, SiteMinder extensions and custom agents, and training for developers and solutions architects.

     In addition to our professional services offerings, we offer annual support maintenance contracts to each SiteMinder customer. These maintenance contracts are usually purchased at the time of the initial software purchase, and are renewed annually. We provide our customers with a variety of specialized maintenance

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programs ranging from standard business hours support, to more robust support plans providing 24-hour, 7 day per week coverage.

  SiteMinder Products in Development

     Two additional versions of SiteMinder are currently under development for scheduled release in the next twelve months: SiteMinder Portal Edition and SiteMinder 4.0. The SiteMinder Portal Edition is being developed to provide additional support for corporate e-commerce portals. SiteMinder 4.0 is being designed to integrate with additional legacy applications, extend the current product support to additional platforms and provide integrated support for additional web and application servers.

  Other Products and Services

     In addition to the sales and marketing of SiteMinder, we are a non-exclusive distributor of Check Point Software Technologies' FireWall-1 product, complementary products from other vendors and related maintenance, consulting and training services. We sell these products and services directly to end users through a small, dedicated sales organization throughout the United States.

SALES, MARKETING AND DISTRIBUTION

     We directly market our SiteMinder software and services domestically through a field sales organization supported by inside sales representatives. We also indirectly market through strategic partnerships and other third-party relationships with vendors of Internet-related systems and application software as well as through resellers and systems integrators. As of September 30, 1999, our sales and marketing organization consisted of 55 individuals.

     Direct Sales Force. As of September 30, 1999, our direct sales force consisted of 34 individuals, 15 of whom were field sales representatives covering seven domestic regions. Our sales organization identifies prospects that have e-commerce plans and requirements, and deploys a solution-selling approach once customers are qualified. Our inside sales representatives qualify, develop and pursue leads generated through a variety of sources. Our field sales group conducts on-site meetings with accounts that have substantial product and service requirements. We target SiteMinder software and services to large, corporate customers and smaller firms that need to protect access to mission-critical information while providing the users of their applications with a personalized, seamless experience. We generally sell to e-commerce business managers, product managers, web application development managers, Internet architects, security administrators, network/systems administrators and other people responsible for analyzing and selecting e-commerce solutions. We plan to continue to focus on building our direct sales force, especially our field sales representatives, both domestically and internationally.

     Indirect Distribution. We have signed partnership agreements with several leading technology providers and systems integrators. We classify our partner companies as follows:

     - Alliance partners. Through our alliance partners, we license restricted use of our versions of our SiteMinder product to sell with their platforms or applications. Key alliance partners include Allaire, GTE Cybertrust, Network Associates and the Sun-Netscape Alliance.

     - Systems integrators. We continue to develop partnerships with leading systems integrators to aid in the integration and systems design of our software at customer sites. We plan to utilize systems integrators as well as our internal service and support personnel to provide superior customer installation and support. Systems integrators with which we have relationships include Navidec, Omicron and SDG.

     - Resellers. We enter into agreements with selected resellers of our product, including Banyan Systems and Intraware.

     - ISV/Co-marketing partners. We also actively seek partnerships with companies that provide products to our customers which are complementary to SiteMinder. We work together with these

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       vendors to provide technical integration of our product. In many cases we also work together on sales and marketing initiatives. Key partners in this arena include Baltimore, IBM, Microsoft, Novell, Verisign and Vignette.

     Product Marketing Programs. We engage in a broad range of product marketing activities, including sponsoring seminars for prospective customers, exhibiting at targeted conferences for both the technology and financial communities, as well as providing paper and e-mail based direct mailings. We also maintain an active public relations program. This program issues press releases highlighting major customer additions, strategic partnerships and new product releases, manages relations with industry analysts and promotes coverage of the firm in the trade and business press. We devote significant resources to our web site to provide product and company information as well as customer profiles. We continue to enhance our web site with features, including interactive tours, streaming demos, presentations and seminar content online, customer and developer chat rooms and more customer application stories. In addition, we plan to launch a series of test banner campaigns on leading Internet portal sites.

     Our product marketing programs are aimed at informing customers of the capabilities and benefits of the SiteMinder solution and increasing demand across all industry segments. We plan to continue to devote significant resources to marketing our product and brand.

     In addition to the sales and marketing of SiteMinder, we are also a non-exclusive distributor of Check Point Software Technologies' FireWall-1 product, complementary products from other vendors and related maintenance, consulting and training services. We sell these products and services directly to end-users through a small, dedicated sales organization in the United States. We also benefit from marketing programs conducted by Check Point Software Technologies.

CUSTOMERS

     As of September 30, 1999, we licensed SiteMinder software to 109 end-user customers. Our customer base spans multiple industry segments, focusing primarily on financial services, high tech, government, insurance, retail and telephone companies and internet service providers. The following is a representative list of our customers who have purchased SiteMinder:

Aetna
Arthur Andersen
The Associates
Autodesk
Carrier
Citibank
Compaq
Corio
Country Wide
Delta Airlines
General Electric
GTE Internetworking
Ingram Micro
Inova Health Systems
Lucent
MCI WorldCom
Merrill Lynch
Mitsubishi
Nextel Communications
Paychex
PG&E
SAIC-FBI/LEO
State of Utah
Tandy
Tektronix
Thomson
US Steel
Virginia Power

     No single customer, including direct end users or resellers, accounted for more than 10% of our total revenues during any of the years ended December 31, 1998, 1997 and 1996.

     We also sold Check Point Software Technologies' FireWall-1 to over 300 customers and continue to provide support to most of them.

COMPETITION

     The market for secure user management products and sources is new, rapidly evolving and highly competitive. We expect competition to continue to increase both from existing competitors and new market
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entrants. We believe that our ability to compete depends on many factors both within and beyond our control, including:

     - the performance, reliability, features, price and ease of use of our SiteMinder product line as compared to those of our competitors;

     - our ability to secure and maintain key strategic relationships with distributors, resellers and other partners;

     - our ability to expand both our domestic and international sales operations; and

     - the timing and market acceptance of new solutions and enhancements to existing solutions developed by us and our competitors.

     Until recently, our primary source of competition was from custom-built secure user management software developed in-house. Many of our potential customers have the resources to establish in-house software development capabilities, and some of them, from time to time, may choose to develop their own secure user management technology competitive with ours. Our primary competitors now include enCommerce and IBM/DASCOM. We also have faced competition from web development professional services organizations. In addition, a number of other security and software companies have indicated that they offer products which may compete with ours. Additional competition may develop as the market matures and other companies begin to offer similar products, and as our product offerings expand to other segments of the marketplace. Current and potential competitors have established, or may in the future establish, cooperative selling relationships with third parties to increase the distribution of their products to the marketplace. Accordingly, it is possible that new competitors may emerge and rapidly acquire significant market share.

     Some of our current and potential competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we do. Many of these companies have broader customer relationships that can be leveraged, including relationships with many of our customers. These companies also have more established customer support and implementation services than we do. In addition, these companies may adopt aggressive pricing policies. As a result, we may not be able to maintain a competitive position against current or future competitors.

     As new participants enter the secure user management market, we will face increased competition. Potential competitors may bundle their products in a manner that discourages users from purchasing our products. It is also possible that current and potential competitors may be able to respond more quickly to new or emerging technologies or customer requirements, resulting in the acquisition of market share.

     Our FireWall-1 reseller business experiences competition from companies that offer products competing with Check Point Software Technologies' FireWall-1 product, including Axent Technologies, Cisco Systems and Trusted Information Systems. We also compete with other resellers of FireWall-1.

PRODUCT RESEARCH AND DEVELOPMENT

     The market for e-commerce security products is characterized by rapid technological change, changes in customer requirements, new product introductions and enhancements, and emerging industry standards. We devote significant time and resources to analyzing and responding to changes in the industry, such as changes in operating systems, application software, security standards and networking software and evolving customer requirements.

     E-commerce applications have significant requirements for scalability, reliability, sophisticated security and ease of administration. These increased demands drive the need for a centralized access control model for administrators and a single point of access for end-users. With the growing implementation of standards-based user directories, such as LDAP, and the proliferation of flexible and easy-to-use security products, businesses are able to take advantage of best-of-breed solutions as they deploy e-commerce applications across heterogeneous networks. We have made, and expect to continue to make, a substantial investment in research and development. In the year ended December 31, 1998, we spent approximately $2.0 million, or 42% of total revenues, on research and development of our SiteMinder product. In the nine months ended September 30, 1999, we spent approximately $2.5 million, or 31% of total revenues, on research and development of our SiteMinder product. We will continue our product development efforts for our current product, as well as developing next generation versions of our product line. As of September 30, 1999, we had 36 employees engaged in research and development activities.

     We believe our future success depends largely on our ability to enhance and broaden our existing product line to meet the evolving needs of the market. There can be no assurance that we will be able to respond effectively to technological changes or new industry standards or developments. Our operating results and business could be adversely affected if we were to incur significant delays or be unsuccessful in developing new products or enhancing our existing products, or if any such enhancements or new products do not gain market acceptance. In addition, a number of factors may cause variations in our future operating results. These include the timing of product introductions and enhancements by us or our competitors, market acceptance of new products, or customer order deferrals in anticipation of new products.

PROPRIETARY RIGHTS

     Our success and ability to compete are dependent to a significant degree on our ability to develop and maintain the proprietary aspects of our technology and operate without infringing on the proprietary rights of others. We rely on a combination of trademark, licenses, trade secret and copyright laws and contractual restrictions to protect the proprietary aspects of our technology. These legal protections afford only limited protection for our technology. We seek to protect our source code for our software, documentation and other written materials under trade secret and copyright laws. We license our software pursuant to signed license agreements, which impose restrictions on the licensee's ability to utilize the software. Finally, we seek to limit disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements with us and by restricting access to our source code. Due to rapid technological change, we believe that factors such as the technological and creative skills of our personnel, new product developments and enhancements to existing products are more important than the various legal protections of our technology to establishing and maintaining a technology leadership position.

     Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult and while we are unable to determine the extent to which piracy of our software exists, software piracy can be expected to be a persistent problem. In addition, the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such resulting litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results and financial condition. There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. Any failure by us to meaningfully protect our property could have a material adverse effect on our business, operating results and financial condition.

     There can be no assurance that third parties will not claim infringement with respect to our current or future products. We expect that developers of web-based application software products will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and as the functionality of products in different segments of the software industry increasingly overlaps. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to enter into terms acceptable to us or at all. A successful infringement claim against us and our failure or inability to license the infringed rights or develop or license technology with comparable functionality could have a material adverse effect on our business, financial condition and operating results.

     We integrate third-party software into our products. This third-party software may not continue to be available on commercially reasonable terms. We believe, however, there are alternative sources for such technology. If we could not maintain licenses to the third-party software included in our products, however, distribution of our products could be delayed until equivalent software could be developed or licensed and integrated into our products, which could materially adversely affect our business, operating results and financial condition.

EMPLOYEES

     As of September 30, 1999, we had a total of 109 full-time employees, of which 36 were involved in research and development, 61 in sales, marketing and customer support, and 12 in administration and finance. None of our employees are represented by a labor union. We have not experienced any work stoppages and believe that our relationships with employees are good. Our future success will depend in part on our ability to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense.

PROPERTIES

     Our headquarters consist of two separate leased office suites located at 245 Winter Street in Waltham, Massachusetts. We occupy 5,760 square feet of space for current monthly payments of $8,880 under a lease expiring in May 2001. Additionally, we occupy 8,015 square feet of office space in the same building for current monthly payments of $11,552 under a sub-lease expiring in December 1999. We are currently seeking larger quarters and believe that suitable space will be available on acceptable terms to meet our needs.

     In order to support our field sales and consulting staff, we lease office space in Los Angeles and San Francisco, California; New York, New York; Chicago, Illinois; Reston, Virginia; Atlanta, Georgia and Paris, France.

LEGAL PROCEEDINGS

     On June 4, 1999, a suit was brought in the Delaware Court of Chancery, purportedly on behalf of our common stockholders, alleging that certain amendments to our certificate of incorporation previously adopted by our stockholders increasing the authorized shares of various classes of stock were invalid because we did not obtain the required statutory votes. On August 5, 1999, the parties entered into a settlement agreement, subject to court approval and approval from the holders of our preferred stock and common stock, in separate class votes, of the previously adopted amendments. The settlement was approved by the Court of Chancery on September 24, 1999 and the appeal period for this approval expired without any appeal being filed, on October 25, 1999. The holders of our preferred and common stock approved the previously adopted amendments at a meeting of our stockholders held on October 7, 1999. We believe that the costs associated with this settlement will not have a material effect on our results of operations, assets or financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors as of October 31, 1999 were:

NAME                                 AGE                             POSITION
----                                 ---                             --------
Barry N. Bycoff....................  50     President, Chief Executive Officer and Director
James E. Hayden....................  44     Vice President of Finance and Administration, Chief
                                            Financial Officer and Treasurer
Thomas Palka.......................  57     Vice President of Sales
Deepak Taneja......................  38     Vice President of Development
James Rosen........................  45     Vice President of Business Development
William Bartow.....................  36     Vice President of Marketing
Stephen L. Watson(1)...............  57     Director
Ralph B. Wagner(2).................  65     Director
Michael L. Mark(1)(2)..............  53     Director
Eric R. Giler(2)...................  43     Director
James P. McNiel(1).................  36     Director

---------------
(1) Member of audit committee.

(2) Member of compensation committee.

     Barry N. Bycoff became our President and Chief Executive Officer and one of our directors in April 1993. From December 1991 to December 1992, during his tenure at MapInfo Corporation, a provider of desktop mapping software, he held positions as Chief Operating Officer, Senior Vice President of Sales and Marketing, and Director. From January 1984 to October 1991, he ran a number of business units for Prime Computer, a manufacturer of mainframe and minicomputer systems; his positions included Vice President-Marketing in the Computer Systems Business Unit, Vice President-General Purpose Product Line, Vice President-Prime Information Business Group, Director-Finance and Administration/Worldwide Sales, and Director-Corporate Planning and Analysis. Prior to that, Mr. Bycoff held various management positions at Gillette Company from November 1973 to December 1983. Mr. Bycoff is also a director of Encotone, Ltd.

     James E. Hayden was named our Vice President of Finance and Administration, Chief Financial Officer and Treasurer in April 1998. Prior to joining us, he was with Computervision Corporation, a manufacturer of mainframe and minicomputer systems, serving as Principal Accounting Officer from June 1994 to January 1998, and as Director of Finance for Worldwide Field Operations from July 1993 to May 1994. From 1989 to 1993, Mr. Hayden served as Finance Director for Prime Computer/Computervision's Northern European Region. From 1986 to 1989, he served in various finance management positions for Prime Computer/ Computervision.

     Thomas Palka was named our Vice President of Sales and Services in September 1998. From March 1997 to August 1998, he was Vice President of Worldwide Sales & Consulting Services for VenturCom Software, a developer of software tools for the embedded and real-time market. From 1991 to December 1997, Mr. Palka was with Ardent Software, a database, data warehouse, and development tools company, where he served as Vice President of Worldwide Sales from February 1991 to December 1995 and Vice President of Marketing from January 1996 to December 1997. From 1990 to 1991, he was Vice President of North American Sales at Data General Corporation, and from 1981 to 1990, he was Vice President of North American Sales at Prime Computer, a manufacturer of mainframe and minicomputer systems.

     Deepak Taneja joined us in January 1998 as Vice President of Development. From July 1996 to December 1997, he was Director of Development for Switchboard, an Internet directory services firm. From 1987 to 1996, Mr. Taneja held various positions at Banyan Systems, a developer of network software products, including Director of Development for Messaging Products from July 1995 to June 1996 and

Director of Development for Network and Systems Management products from August 1994 to June 1995. From June 1983 to November 1987, he was a Senior Software Engineer with Intel Corporation.

     James Rosen joined us in April 1997 as Vice President of Marketing & Business Development. From October 1995 to March 1997 Mr. Rosen was Director of Business Alliances at BBN Planet Corporation, an internet services provider, now known as GTE Internetworking. From 1991 to 1995, he held various positions at Lotus Development Corporation, including Director of Strategic Alliances from October 1992 to July 1995, Senior Manager of Lotus Notes Alliance Partner Program Alliances from November 1991 to October 1992, and Senior Manager of Notes Product Management from April 1991 to November 1991. From 1985 to 1991, Mr. Rosen was a co-founder and held senior management positions, including Executive Vice President and Vice President for LanSystems, a systems integration and software firm.

     William Bartow joined us in October 1999 as Vice President of Marketing. From August 1998 to October 1999 Mr. Bartow was Vice President of Marketing and Engineering at the internet division of Powersoft Corporation, a subsidiary of Sybase, Inc. He was employed by Powersoft Corporation as Director of the Power Builder Product Line from July 1996 to July 1998 and as Power Builder Product Marketing Manager from July 1995 to July 1996. From June 1994 to July 1995 he was a senior product manager at Lotus Development Corporation.

     Stephen L. Watson has been our Chairman of the Board since December 1991 and has served as one of our directors since March 1986. Mr. Watson previously served as our President and Chief Operating Officer from March 1991 to April 1993 and our Chief Executive Officer from May 1991 until April 1993. Since 1984 he has been a private investor. He was a co-founder and from December 1994 to July 1997 was Chairman and Chief Executive Officer of ScanCenters of America, a document imaging and conversion services company. From July 1988 to June 1989, he was President of California Micro Solutions, a franchise of Computerland Corporation, a retailer of personal computer systems. From April 1987 to July 1988, he was Senior Vice President of Computerland Corporation, a retailer of personal computer software and hardware systems. Mr. Watson is a director of several privately-held companies.

     Ralph B. Wagner became one of our directors in September 1992. He is a director and co-founder of Keyfile Corporation, a manufacturer and marketer of document image software products for use on personal computers. Mr. Wagner is a member of Walnut Venture Associates, an early stage angel investment group. Since 1983, Mr. Wagner has served as a director of several private companies including Alpha Software, a developer, manufacturer and marketer of software for the software industry, and DYS Analytics, a software developer specializing in information flow analysis.

     Michael L. Mark became one of our directors in October 1994. Mr. Mark is a private investor. From October 1985 until March 1990 he served as Vice President, System Integration at Interleaf, an electronic publishing software developer, and was Vice President and co-founder of Cadmus Computer Corporation, a workstation manufacturer. Mr. Mark also serves as a director of Progress Software Corporation, a manufacturer of software development tools, and several private companies.

     Eric R. Giler became one of our directors in December 1996. Mr. Giler is founder and since 1984 has been President and a director of Brooktrout Technology, a supplier of advanced software and hardware products in the electronic messaging market. Prior to founding Brooktrout Technology, he worked primarily in the area of technical marketing and sales as a product manager with Teradyne and as an applications engineer manager for Intec Corporation. Mr. Giler serves on the boards of the MIT Enterprise Forum, the Massachusetts Telecommunications Council and the New England-Israel Chamber of Commerce. Mr. Giler is also a member of the American Electronics Association and the Massachusetts Computer Software Council.

     James P. McNiel became one of our directors in January 1998. He was selected by the holders of our series D preferred stock pursuant to provisions of our charter. Since July 1, 1999, Mr. McNiel has been a Vice President and general partner of Pequot Capital Management. From February 1998 to January 1999, Mr. McNiel was a director and Executive Vice President of Spike Technologies, a developer of wireless local loop communications equipment. Since May 1996, he has been the President of McNiel Group Ltd. a professional consulting firm. From 1990 to April 1996, Mr. McNiel was Executive Vice President of Corporate Development for Cheyenne Software Corporation, now known as Computer Associates International. From 1989 to 1990, Mr. McNiel was Director of Marketing for Archive Corporation, now Seagate Technology, and from 1986 to 1989, he was Senior Manager of Advanced Products for AST Computer, a manufacturer of desktop computers and network file servers. From 1981 to 1986, Mr. McNiel was Lead Software Engineer and Team Leader for Lucas Film/Convergence Corporation, developers of post-production video editing equipment and film production tools.

                       TRANSACTIONS WITH RELATED PARTIES

     In May 1996, Barry N. Bycoff, our President and Chief Executive Officer, exercised an option to purchase 200,000 shares of common stock at a price of $1.00 per share. The board of directors approved our acceptance of a full recourse note from Mr. Bycoff in payment of the exercise price. The note is secured by the 200,000 shares of common stock, has an interest rate of 7% per annum and is due and payable on demand by us, in the discretion of the board of directors. At September 30, 1999, the note had an outstanding balance of $252,054.

     On January 6, 1998, we entered into a preferred stock and warrant purchase agreement with Pequot Private Equity Fund, a Delaware limited partnership, and Pequot Offshore Private Equity Fund, a British Virgin Islands corporation. In accordance with this agreement:

     - on January 7, 1998, we sold to the two funds a total of 1,666,667 shares of series D preferred stock and 750,393 common stock warrants with a per share exercise price of $2.00 for an aggregate purchase price of $2,500,000;

     - on June 5, 1998, we sold to the two funds a total of 833,334 shares of series D preferred stock and 375,197 common stock warrants with a per share exercise price of $2.00 for an aggregate purchase price of $1,250,000; and

     - on June 30, 1998, we sold to the two funds a total of 833,333 shares of series D preferred stock and 375,196 common stock warrants with a per share exercise price of $2.00 for an aggregate purchase price of $1,250,000.

Each share of series D preferred stock converted into one share of common stock on September 30, 1999. The two Pequot funds beneficially own, in the aggregate, more than five percent of our outstanding common stock. In connection with these investments, James McNiel joined the board of directors as the designee of the two Pequot funds and agreed to provide consulting services to us. As partial compensation for those services, we issued to Mr. McNiel warrants for the purchase of 100,000 shares of common stock at a price of $1.50 per share.

     On February 8, 1999, we entered into a stock purchase agreement with the two Pequot funds, Fidelity Securities Fund: Fidelity OTC Portfolio and another party named therein under which we sold 795,651 shares of common stock at a price of $5.75 per share for an aggregate purchase price of $4,574,993. At the time, Fidelity beneficially owned more than five percent of our outstanding common stock.

     The board of directors has adopted a policy that all transactions between us and our officers, directors and principal stockholders, or any affiliates of those parties, must be on terms no less favorable to us than could be obtained from unaffiliated third parties. Those transactions, including any loans to officers, also must be approved by a majority of the disinterested outside directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information about the beneficial ownership of our outstanding common stock on September 30, 1999, by (1) each person who is known by us to own beneficially more than five percent of our common stock, (2) each of our directors, (3) our chief executive officer and next four most highly compensated executive officers, (4) all of our executive officers and directors as a group and (5) each of the other selling stockholders. Except as noted below, we believe that the persons named in the table have sole voting and investment power with respect to the shares of common stock set forth opposite their names. The address of each of our executive officers and directors is in care of Netegrity, Inc., 245 Winter Street, Waltham, Massachusetts 02451.

     In accordance with SEC rules, beneficial ownership includes any shares as to which a person or entity has sole or shared voting power or investment power and any shares as to which the person or entity has the right to acquire beneficial ownership within 60 days after September 30, 1999 through the exercise of any stock option or warrant. Percentage of beneficial ownership is based on 14,416,279 shares of common stock outstanding as of September 30, 1999 and 16,916,279 shares of common stock outstanding after completion of this offering.

                                           SHARES                                       SHARES
                                     BENEFICIALLY OWNED                           BENEFICIALLY OWNED
                                       BEFORE OFFERING          NUMBER OF           AFTER OFFERING
                                   -----------------------       SHARES        ------------------------
NAME                                NUMBER      PERCENTAGE    TO BE OFFERED      NUMBER      PERCENTAGE
----                               ---------    ----------    -------------    ----------    ----------
Pequot Private Equity Fund L.P.
Pequot Offshore Private Equity
Fund Inc.(1).....................  4,921,076       30.9%         610,000        4,311,076       23.4%
  354 Pequot Avenue
  Southport, Connecticut 06490
Fidelity Securities Fund:
  Fidelity OTC Portfolio.........    700,000        4.9               --          700,000        4.1
  c/o Fidelity Management &
  Research Company
  82 Devonshire Street E 20E
  Boston, Massachusetts 02109
Barry N. Bycoff(2)...............    683,000        4.6           70,000          613,000        3.5
Stephen L. Watson(3).............    363,000        2.5           40,000          323,000        1.9
Michael L. Mark(4)...............    109,553          *           10,000           99,553          *
Ralph B. Wagner(5)...............     88,837          *               --           88,837          *
James Rosen(6)...................     68,200          *            5,000           63,200          *
James E. Hayden(7)...............     45,500          *            5,000           40,500          *
Deepak Taneja(8).................     66,100          *            5,000           61,100          *
James P. McNiel(9)...............     84,723          *               --           84,723          *
Thomas M. Palka(10)..............     15,500          *            5,000           10,500          *
Eric R. Giler(11)................     12,000          *               --           12,000          *
All executive officers and
  directors as a group (10
  persons)(12)...................  1,536,413        9.9          140,000        1,396,413        7.8

------------
  *  Less than 1%.

 (1) Includes warrants to purchase 1,500,787 shares of common stock. These funds may sell up to 390,000 additional shares if the underwriters exercise their over-allotment option.

 (2) Includes 10,000 shares of common stock held in trust for the benefit of Mr. Bycoff's children and options to purchase 468,000 shares of common stock. Excludes options to purchase 397,000 shares of common stock that will not vest prior to November 30, 1999. Mr. Bycoff may sell up to an additional 20,000 shares if the underwriters exercise their over-allotment option.

 (3) Includes options to purchase 255,000 shares of common stock. Excludes options to purchase 7,500 shares of common stock that will not vest prior to November 30, 1999. Mr. Watson may sell up to an additional 30,000 shares if the underwriters exercise their over-allotment option.

 (4) Includes options to purchase 31,250 shares of common stock. Excludes options to purchase 12,750 shares of common stock that will not vest prior to November 30, 1999. Mr. Mark may sell up to an additional 5,000 shares if the underwriters exercise their over-allotment option.

 (5) Includes options to purchase 51,100 shares of common stock. Excludes options to purchase 19,000 shares of common stock that will not vest prior to November 30, 1999. Mr. Wagner may sell up to 5,000 shares if the underwriters exercise their over-allotment option.

 (6) Includes options to purchase 46,200 shares of common stock. Excludes options to purchase 148,800 shares of common stock that will not vest prior to November 30, 1999. Mr. Rosen may sell up to an additional 5,000 shares if the underwriters exercise their over-allotment option.

 (7) Includes options to purchase 45,000 shares of common stock. Excludes options to purchase 165,000 shares of common stock that will not vest prior to November 30, 1999. Mr. Hayden may sell up to an additional 5,000 shares if the underwriters exercise their over-allotment option.

 (8) Consists of options to purchase 66,100 shares of common stock. Excludes options to purchase 163,900 shares of common stock that will not vest prior to November 30, 1999. Mr. Taneja may sell up to an additional 5,000 shares if the underwriters exercise their over-allotment option.

 (9) Consists of warrants to purchase 84,723 shares of common stock. Excludes options to purchase 53,468 shares of common stock that will not vest prior to November 30, 1999.

(10) Includes options to purchase 15,000 shares of common stock. Excludes options to purchase 185,000 that will not vest prior to November 30, 1999. Mr. Palka may sell up to an additional 5,000 shares if the underwriters exercise their over-allotment option.

(11) Consists of options to purchase 12,000 shares of common stock. Excludes options to purchase 18,000 that will not vest prior to November 30, 1999. Mr. Giler may sell up to 5,000 shares if the underwriters exercise their over-allotment option.

(12) Includes the following shares of common stock which the specified individual has the right to acquire on or before November 30, 1999 upon the exercise of outstanding options: Mr. Watson, 255,000 shares; Mr. Wagner, 51,100 shares; Mr. Mark, 31,250 shares; Mr. Giler, 12,000 shares; Mr. Bycoff, 468,000 shares; Mr. Rosen, 46,200 shares; Mr. Hayden, 45,000 shares; Mr. Taneja, 66,100 shares; Mr. McNiel, 69,447 shares and Mr. Palka, 15,000 shares.

                                  UNDERWRITING

     The underwriters named below have entered into an underwriting agreement to purchase from us and the selling stockholders the number of shares of common stock listed next to their names below. BancBoston Robertson Stephens Inc., Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, and Thomas Weisel Partners LLC are the representatives of the underwriters. The underwriters have committed to purchase and pay for all of the shares listed below if any shares are purchased.

                                                                 NUMBER
UNDERWRITERS                                                    OF SHARES
------------                                                    ---------
BancBoston Robertson Stephens Inc...........................    1,550,000
Dain Rauscher Wessels.......................................      775,000
Thomas Weisel Partners LLC..................................      775,000
Tucker Anthony Incorporated.................................       75,000
E*trade Securities, Inc.....................................       75,000
                                                                ---------
     Total..................................................    3,250,000
                                                                =========

     Shares sold by the underwriters to the public will initially be offered at the public offering price listed on the cover page of this prospectus. Any shares sold by underwriters to securities dealers will be sold at a discount of up to $1.26 per share from the public offering price. Those securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the public offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and other selling terms.

     Option to Purchase Additional Shares. We and the selling stockholders have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 487,500 additional shares of common stock at the same price per share as we and the selling stockholders will receive for the 3,250,000 shares that the underwriters have agreed to purchase. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the 3,250,000 shares offered in this prospectus. If purchased, additional shares will be sold by the underwriters on the same terms as those on which the 3,250,000 shares are being sold. We will be obligated to sell these shares if the underwriters exercise their option to purchase additional shares. If the option is exercised in full, based on the public offering price of $40.00, the total price to the public will be $149,500,000, the total underwriting discounts and commissions will be $7,848,750, and the total proceeds to Netegrity and the total proceeds to the selling stockholders will be $95,223,750 and $46,427,500, respectively, after deducting underwriting discounts and commissions but before deducting estimated offering expenses.

     Indemnity. The underwriting agreement contains covenants of indemnity among the underwriters, the selling stockholders and us against civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

     Agreements Not to Sell Shares. Each of our officers and directors, each of the selling stockholders, and three additional stockholders have agreed, during the period ending 90 days after the date of this prospectus, subject to limited exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or later acquired directly by those holders or with respect to which they have the power of disposition, without the prior written consent of BancBoston Robertson Stephens Inc. However, BancBoston Robertson Stephens Inc. may, in its sole discretion and at any time without notice, release all or any portion of securities subject to the agreements not to sell shares. There are no existing agreements between the representatives of the underwriters and any of our stockholders providing consent to the sale of shares prior to the expiration of the 90-day period.

     Future Sales by Us. In addition, we have agreed that during the 90 days after the date of this prospectus we will not, without the prior written consent of BancBoston Robertson Stephens Inc., subject to specified exceptions, (1) consent to the disposition of any shares held by stockholders subject to agreements not to sell shares prior to the expiration of the 90-day period or
(2) issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, the issuance of common stock upon the exercise of outstanding options, and the issuance of options under existing stock option and incentive plans, provided those options do not vest prior to the expiration of the 90-day period.

     Listing. Our common stock currently is traded on the Nasdaq National Market under the symbol "NETE."

     Stabilization. The representatives of the underwriters have advised us that, pursuant to Regulation M under the Securities Act, some of the persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the common stock originally sold by the underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by the underwriter or syndicate member. The representatives have advised us that these types of transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     Passive Market Making. In connection with this offering, underwriters and selling group members, if any, that are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act during the business day prior to the pricing of this offering before the commencement of offers or sales of our common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of a security; if all independent bids are lowered below the passive market maker's bid, however, the passive market maker's bid must be lowered when applicable purchase limits are exceeded.

     Expenses of this Offering. We estimate our total expenses of this offering, excluding underwriting discounts and commissions, to be $500,000.

     Prior Relationship. On September 9, 1999, we completed a private placement of 534,242 shares of common stock at a purchase price of $20.59 per share. BancBoston Robertson Stephens Inc. acted as placement agent in this transaction and received a placement fee of $632,500. We received net proceeds of approximately $10.3 million from the private placement, after deducting the placement agent's fee and our estimated expenses.

     New Underwriter. Thomas Weisel Partners, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 89 filed public offerings of equity securities, of which 58 have been completed, and has acted as a syndicate member in an additional 43 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us and the selling stockholders pursuant to the underwriting agreement entered into in connection with this offering.

     Completion Date. BancBoston Robertson Stephens Inc. expects to deliver the shares of common stock to purchasers on November 16, 1999.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon for us by Hutchins, Wheeler & Dittmar, A Professional Corporation, Boston, Massachusetts. Anthony J. Medaglia, Jr., a stockholder of the firm, beneficially owns 15,195 shares of common stock. Legal matters will be passed upon for the underwriters by Foley, Hoag & Eliot LLP, Boston, Massachusetts.

                                    EXPERTS

     The consolidated financial statements of Netegrity, Inc. as of December 31, 1997 and 1998, for the years ended December 31, 1998 and 1997 and the nine-month period ended December 31, 1996 included in this prospectus and in the registration statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and the SEC's website at http://www.sec.gov.

     We have filed a registration statement to register with the SEC the shares of our common stock that are being offered. This prospectus is a part of the registration statement and, as the SEC rules permit, does not contain all the information that stockholders can find in the registration statement or the exhibits to the registration statement.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference the documents listed below:

     - Annual Report on Form 10-K for the year ended December 31, 1998; as amended by Forms 10-K/A filed on July 6, 1999 and September 17, 1999;

     - Proxy Statement filed on March 19, 1999 for the 1999 Annual Meeting of Stockholders, and Proxy Statement filed on September 7, 1999 for the Special Meeting of Stockholders to be held on October 7, 1999;

     - Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999, the latter as amended by a Form 10-Q/A filed on September 17, 1999, and September 30, 1999; and

     - Form 8-A, filed on December 6, 1988, as amended by Amendment No. 1 to Form 8-A, filed on December 13, 1988, setting forth a discussion of our capital stock.

     We incorporate by reference in this prospectus additional documents that we may file with the SEC between the date the registration statement was initially filed and the consummation of this offering. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     You may request a copy of these filings, at no cost, by writing or telephoning our Chief Financial Officer as follows:


                               NETEGRITY, INC.
                               245 Winter Street
                               Waltham, Massachusetts 02451
                               (781) 890-1700

                                NETEGRITY, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Auditors..............................  F-2
Consolidated Balance Sheets as of December 31, 1997 and 1998
and September 30, 1999......................................  F-3
Consolidated Statements of Operations for the Nine Months
  Ended December 31, 1996, the Years Ended December 31, 1997
  and 1998 and the Nine Months Ended September 30, 1998 and
  1999......................................................  F-4
Consolidated Statements of Stockholders' Equity for the Nine
  Months Ended December 31, 1996, the Years Ended December
  31, 1997 and 1998 and the Nine Months Ended September 30,
  1999......................................................  F-5
Consolidated Statements of Cash Flows for the Nine Months
  Ended December 31, 1996, the Years Ended December 31, 1997
  and 1998 and the Nine Months Ended September 30, 1998 and
  1999......................................................  F-6
Notes to Consolidated Financial Statements..................  F-7

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
  and Stockholders of Netegrity, Inc.

     In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Netegrity, Inc. (the "Company") at December 31, 1997 and 1998, and the results of its operations and its cash flows for the nine months ended December 31, 1996, and for the years ended December 31, 1997 and 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          PRICEWATERHOUSECOOPERS LLP

Boston, Massachusetts
February 8, 1999

                                NETEGRITY, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31,
                                                              --------------------------   SEPTEMBER 30,
                                                                 1997           1998           1999
                                                              -----------   ------------   -------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $ 2,133,586   $  1,174,625   $  11,211,960
  Escrow receivable (Note F)................................      600,000             --              --
  Accounts receivable-trade, net of allowance for doubtful
    accounts of $64,460 at December 31, 1997; $247,063 at
    December 31, 1998; $529,905 at September 30, 1999.......      791,369      1,746,645       2,875,408
  Deferred maintenance asset................................      304,721        308,926         302,472
  Prepaid rent..............................................           --         30,163          88,560
  Other current assets......................................        8,252         15,848          61,789
                                                              -----------   ------------   -------------
    TOTAL CURRENT ASSETS....................................    3,837,928      3,276,207      14,540,189
EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET (Note B)..........      585,055        736,341       1,000,029
CAPITALIZED SOFTWARE COSTS, NET.............................      309,891        175,629              --
OTHER ASSETS:
  Investment in Encotone, Inc. (Note C).....................       78,199             --              --
  Other.....................................................       37,438         37,114          53,219
                                                              -----------   ------------   -------------
    TOTAL OTHER ASSETS......................................      115,637         37,114          53,219
                                                              -----------   ------------   -------------
TOTAL ASSETS................................................  $ 4,848,511   $  4,225,291   $  15,593,437
                                                              ===========   ============   =============
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable-trade....................................  $ 1,507,071   $    897,734   $     910,774
  Deferred revenue..........................................           --        285,857         885,049
  Accrued bonus.............................................      215,000        160,687         150,104
  Accrued commissions.......................................       64,722        180,328         172,563
  Other accrued expenses....................................    1,355,533        766,898         980,049
  Deferred maintenance liability............................      667,416        938,004         455,292
  Current portion of capital lease obligations..............       19,068             --              --
                                                              -----------   ------------   -------------
    TOTAL CURRENT LIABILITIES...............................    3,828,810      3,229,508       3,553,831
LONG-TERM CAPITAL LEASE OBLIGATIONS.........................        3,653             --              --
                                                              -----------   ------------   -------------
TOTAL LIABILITIES...........................................    3,832,463      3,229,508       3,553,831
COMMITMENTS AND CONTINGENCIES (Note D)......................           --             --
STOCKHOLDERS' EQUITY:
  Preferred stock, Series D voting; $.01 par value;
    3,333,333 shares issued and outstanding at December 31,
    1998 and none outstanding as of September 30, 1999......           --         33,333              --
  Common stock, voting, $.01 par value; 25,000,000 shares
    authorized, 9,279,346 shares issued and 9,254,245 shares
    outstanding at December 31, 1997; 25,000,000 shares
    authorized, 9,425,446 shares issued and 9,400,345 shares
    outstanding at December 31, 1998; 40,000,000 shares
    authorized, 14,441,379 shares issued and 14,416,279
    shares outstanding at September 30, 1999................       92,793         94,254         144,163
  Additional paid-in capital................................   10,578,330     15,780,049      31,285,741
  Cumulative translation adjustment.........................       28,028             --              --
  Cumulative deficit........................................   (9,399,446)   (14,628,196)    (19,106,641)
  Loan to officer (Note E)..................................     (200,000)      (200,000)       (200,000)
                                                              -----------   ------------   -------------
                                                                1,099,705      1,079,440      12,123,263
Less -- Treasury Stock, at cost: 25,101 shares..............      (83,657)       (83,657)        (83,657)
                                                              -----------   ------------   -------------
TOTAL STOCKHOLDERS' EQUITY..................................    1,016,048        995,783      12,039,606
                                                              -----------   ------------   -------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................  $ 4,848,511   $  4,225,291   $  15,593,437
                                                              ===========   ============   =============

   The accompanying notes are an integral part of the consolidated financial statements.

                                NETEGRITY, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                          NINE MONTHS ENDED
                                      NINE MONTHS ENDED   YEARS ENDED DECEMBER 31,          SEPTEMBER 30,
                                        DECEMBER 31,      -------------------------   -------------------------
                                            1996             1997          1998          1998          1999
                                      -----------------   -----------   -----------   -----------   -----------
Revenues:
SiteMinder software.................              --      $   237,217   $ 1,483,296   $   783,673   $ 4,476,094
  SiteMinder services...............              --           12,012       467,568       236,381     1,405,609
  Other.............................     $ 3,637,037        4,483,420     2,840,253     2,101,262     2,144,970
                                         -----------      -----------   -----------   -----------   -----------
  Total revenues....................       3,637,037        4,732,649     4,791,117     3,121,316     8,026,673
Cost of revenues....................       2,175,626        2,469,891     1,763,825     1,384,426     2,331,442
                                         -----------      -----------   -----------   -----------   -----------
Gross profit........................       1,461,411        2,262,758     3,027,292     1,736,890     5,695,231
Selling, general and administrative
  expenses..........................       2,303,478        5,508,813     6,394,918     4,423,700     7,806,460
Research and development costs......         705,298        1,028,094     1,991,239     1,373,143     2,486,126
                                         -----------      -----------   -----------   -----------   -----------
Loss from operations................      (1,547,365)      (4,274,149)   (5,358,865)   (4,059,953)   (4,597,355)
Interest income (expense), net......         181,881          203,205       130,115        99,903       118,912
Share of loss from investment in
  Encotone, Inc.....................         (40,000)        (131,801)           --            --            --
Write off of investment in Encotone
  LTD...............................              --       (1,049,151)           --            --            --
                                         -----------      -----------   -----------   -----------   -----------
Loss from continuing operations.....      (1,405,484)      (5,251,896)   (5,228,750)   (3,960,050)   (4,478,443)
Loss from discontinued operations...        (520,245)              --            --            --            --
Gain on sale of assets of
  discontinued operations...........       6,000,000               --            --            --            --
                                         -----------      -----------   -----------   -----------   -----------
Income (loss) before provision for
  income taxes......................       4,074,271       (5,251,896)   (5,228,750)   (3,960,050)   (4,478,443)
Provision for income taxes..........          74,300               --            --            --            --
                                         -----------      -----------   -----------   -----------   -----------
Net income (loss)...................     $ 3,999,971      $(5,251,896)  $(5,228,750)  $(3,960,050)  $(4,478,443)
                                         ===========      ===========   ===========   ===========   ===========
Basic and diluted earnings per
  share:
  From continuing operations........     $     (0.16)     $     (0.57)  $     (0.56)  $     (0.42)  $     (0.44)
  From operation of discontinued
    operations......................           (0.06)              --            --            --            --
  Gain on sale of assets............            0.67               --            --            --            --
                                         -----------      -----------   -----------   -----------   -----------
  Net income (loss).................     $      0.45      $     (0.57)  $     (0.56)  $     (0.42)  $     (0.44)
                                         ===========      ===========   ===========   ===========   ===========
Weighted average shares
  outstanding.......................       8,944,000        9,279,000     9,362,000     9,348,455    10,272,682

   The accompanying notes are an integral part of the consolidated financial statements.

                                NETEGRITY, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                     ADDITIONAL    CUMULATIVE                                              TOTAL
                              PREFERRED    COMMON      PAID-IN     TRANSLATION    CUMULATIVE     LOAN TO    TREASURY   STOCKHOLDERS'
                                STOCK      STOCK       CAPITAL     ADJUSTMENT      DEFICIT       OFFICER     STOCK        EQUITY
                              ---------   --------   -----------   -----------   ------------   ---------   --------   -------------
BALANCE AT
  MARCH 31, 1996............   $ 6,283    $ 81,979   $10,024,710     $21,569     $ (8,147,521)         --   $(83,657)   $ 1,903,363
Net income(loss)............        --          --            --          --        3,999,971          --         --      3,999,971
Conversion of Preferred
  Stock (628,330
  shares) -- Series C.......    (6,283)      6,283            --          --               --          --         --             --
Issuance of Common Stock
  (378,729 shares)..........        --       3,787       435,844          --               --          --         --        439,631
Translation adjustment......        --          --            --       6,459               --          --         --          6,459
Loan to officer (Note E)....        --          --            --          --               --   $(200,000)        --       (200,000)
                               -------    --------   -----------     -------     ------------   ---------   --------    -----------
BALANCE AT DECEMBER 31,
  1996......................        --      92,049    10,460,554      28,028       (4,147,550)   (200,000)   (83,657)     6,149,424
                               -------    --------   -----------     -------     ------------   ---------   --------    -----------
Net income(loss)............        --          --            --          --       (5,251,896)         --         --     (5,251,896)
Issuance of Common Stock
  (74,400 shares)...........        --         744       117,776          --               --          --         --        118,520
                               -------    --------   -----------     -------     ------------   ---------   --------    -----------
BALANCE AT DECEMBER 31,
  1997......................        --      92,793    10,578,330      28,028       (9,399,446)   (200,000)   (83,657)     1,016,048
                               -------    --------   -----------     -------     ------------   ---------   --------    -----------
Net income(loss)............        --          --            --          --       (5,228,750)         --         --     (5,228,750)
Issuance of Preferred Stock
  (3,333,333 shares) --
  Series D..................    33,333          --     4,916,668          --               --          --         --      4,950,001
Issuance of Common Stock
  (146,100 shares)..........        --       1,461       257,023          --               --          --         --        258,484
Translation adjustment......        --          --        28,028     (28,028)              --          --         --             --
                               -------    --------   -----------     -------     ------------   ---------   --------    -----------
BALANCE AT DECEMBER 31,
  1998......................    33,333      94,254    15,780,049          --      (14,628,196)   (200,000)   (83,657)       995,783
                               -------    --------   -----------     -------     ------------   ---------   --------    -----------
Net income(loss)............        --          --            --          --       (4,478,443)         --         --     (4,478,443)
Issuance of Common Stock
  (959,800 shares)..........   (33,333)     49,909    15,505,692          --               --          --         --     15,522,268
                               -------    --------   -----------     -------     ------------   ---------   --------    -----------
BALANCE AT SEPTEMBER 30,
  1999......................   $    --    $144,163   $31,285,741     $    --     $(19,106,641)  $(200,000)  $(83,657)   $12,039,606
                               =======    ========   ===========     =======     ============   =========   ========    ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                                NETEGRITY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                           NINE MONTHS                                    NINE MONTHS ENDED
                                                              ENDED       YEARS ENDED DECEMBER 31,          SEPTEMBER 30,
                                                           DECEMBER 31,   -------------------------   -------------------------
                                                               1996          1997          1998          1998          1999
                                                           ------------   -----------   -----------   -----------   -----------
OPERATING ACTIVITIES:
Net loss from continuing operations......................  $(1,405,484)   $(5,251,896)  $(5,228,750)  $(3,960,050)  $(4,478,443)
Adjustments to reconcile loss to net cash used for
  operating activities:
  Share of loss from investment..........................       40,000        131,801            --            --            --
  Write off of investment in Encotone, LTD...............           --      1,049,151            --            --            --
  Depreciation and amortization..........................       26,487        116,187       231,713       160,519       245,913
  Provision for doubtful accounts receivable, net........       56,771         (3,337)      182,603        (5,990)      282,842
Change in operating assets and liabilities:
  Escrow receivable......................................     (600,000)            --       600,000            --            --
  Accounts receivable....................................      137,935           (252)   (1,137,879)     (225,392)   (1,411,605)
  Other current assets...................................      389,156        246,259       (41,966)      652,576       (97,884)
  Inventory..............................................       21,400             --            --            --            --
  Other assets...........................................       52,053        (14,078)          324        63,095       (16,105)
  Accounts payable.......................................      622,784       (592,364)     (609,337)     (563,949)       13,040
  Other accrued expenses.................................   (1,548,083)       292,781        25,646      (548,442)      311,283
                                                           -----------    -----------   -----------   -----------   -----------
    Total adjustments....................................     (801,497)     1,226,148      (748,896)     (467,583)     (672,516)
                                                           -----------    -----------   -----------   -----------   -----------
    Net cash used for continuing operating activities....   (2,206,981)    (4,025,748)   (5,843,384)   (4,427,632)   (5,150,959)
    Net cash (used for) provided by discontinuing
      operating activities...............................      436,859        (46,241)           --            --            --
                                                           -----------    -----------   -----------   -----------   -----------
  Net cash used for operating activities.................   (1,770,122)    (4,071,989)   (5,977,646)   (4,427,632)    5,150,959)
                                                           -----------    -----------   -----------   -----------   -----------
INVESTING ACTIVITIES:
  Proceeds from sale of certain assets...................    9,435,000             --        25,863        25,863            --
  Capitalized software costs.............................           --       (309,891)      134,262        61,220       175,629
  Capital expenditures for equipment and leasehold
    improvements.........................................     (256,886)      (384,458)     (408,860)     (282,993)     (509,603)
  Investment in Encotone, LTD............................   (1,000,000)            --            --            --            --
  Investment in Encotone, Inc. ..........................     (250,000)            --        81,656            --            --
                                                           -----------    -----------   -----------   -----------   -----------
  Net cash (used for) provided by investing activities...    7,928,114       (694,349)     (167,079)     (195,910)     (333,974)
                                                           -----------    -----------   -----------   -----------   -----------
FINANCING ACTIVITIES:
  Net proceeds from issuance of preferred stock..........           --             --     4,950,001     4,950,001            --
  Net proceeds from issuance of stock....................      239,631        118,520       258,484       194,205    15,522,268
  Payment on notes payable-related party.................     (300,000)            --            --            --            --
  Net payments on line of credit.........................     (723,470)            --            --            --            --
  Principal payments under capital leases................           --         (9,653)      (22,721)      (22,721)           --
                                                           -----------    -----------   -----------   -----------   -----------
  Net cash (used for) provided by financing activities...     (783,839)       108,867     5,185,764     5,121,485    15,522,268
                                                           -----------    -----------   -----------   -----------   -----------
Effect of exchange rate changes on cash..................        6,459             --            --            --            --
                                                           -----------    -----------   -----------   -----------   -----------
NET CHANGE IN CASH AND CASH EQUIVALENTS..................    5,380,612     (4,657,471)     (958,961)      497,942    10,037,335
Cash and cash equivalents at beginning of period.........    1,410,445      6,791,057     2,133,586     2,133,586     1,174,625
                                                           -----------    -----------   -----------   -----------   -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD...............  $ 6,791,057    $ 2,133,586   $ 1,174,625   $ 2,631,528   $11,211,960
                                                           ===========    ===========   ===========   ===========   ===========
Supplemental Disclosures of Cash Flow Information:
  Interest paid..........................................  $    17,778    $     3,143   $       872            --            --
  Income taxes paid......................................           --         63,557            --            --            --
Supplemental Disclosure of Non-Cash Activities:
  Loan to officer in exchange for common stock...........      200,000             --            --            --            --
  Write off of investment in Encotone LTD................           --      1,049,151            --            --            --
  Property purchased under capital leases................           --         32,374            --            --            --

   The accompanying notes are an integral part of the consolidated financial statements.

                                NETEGRITY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A: NATURE OF THE BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

     The Company currently operates in the secure user management market. During June, 1996, the Company completed a full divestiture of its catalog business and changed its name from The Software Developer's Company, Inc. to Netegrity, Inc. The results of operations of the divested catalog business are presented as discontinued operations herein.

  Principles of Consolidation

     The financial statements of the Company also include the accounts and operations of its subsidiaries, Software Developers Company, GmbH ("SDC Germany"), Personal Computing Tools (PCT) and Netegrity Europe SRL. The Company acquired 94% of the outstanding capital stock of PCT on June 29, 1993. The 6% equity interest in PCT not acquired by the Company would be shown as minority interest in the December 31, 1996 consolidated balance sheets and the statements of operations for the nine months ended December 31, 1996 and the fiscal years ended March 31, 1996, respectively. As of June 30, 1996, the Company discontinued all operations related to its SDC Germany and PCT catalog operation. The operating loss incurred in 1996 is accounted for in loss from discontinued operations.

  Cash and Cash Equivalents

     Cash and cash equivalents include time deposits with a maturity of three months or less at the date of purchase.

  Concentration of Credit Risk

     Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and cash equivalents and trade receivables. The Company restricts investment of temporary cash investments to financial institutions with high credit standing. Credit risk on trade receivables is minimal.

  Revenue Recognition

     The Company's revenues from continuing operations are primarily generated from the sale of its proprietary SiteMinder products and services and from licensing the rights to use software products developed by Checkpoint Software Technologies, Ltd. to end users and resellers. The Company generates its services revenue from consulting and training services performed for customers and from support and software update rights (i.e., maintenance). Revenues from perpetual software license agreements are recognized as revenue upon delivery of the software as long as there are no significant post-delivery obligations.

     Revenues for maintenance are recognized ratably over the term of the support period. If maintenance is included in a license agreement, such amounts are unbundled from the license fee at their fair market value based on the value established by independent sale of such maintenance to customers. Consulting revenues are primarily related to implementation services performed under separate service arrangements related to the installation of software products. Such services do not include customization or modification of the underlying software code. If included in a license agreement, such services are unbundled at their fair market value based on the value established by the independent sale of such services to customers. Revenues from consulting and training services are recognized as the services are performed.

     In December 1998, the Accounting Standards Executive Committee, or AcSEC, issued SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions." SOP 98-9 amends SOP 97-2 to require that an entity recognize revenue for multiple element arrangements by means of the "residual method" when (1) there is vendor-specific objective evidence of the fair values of all

                                NETEGRITY, INC.

the undelivered elements that are not accounted for by means of long-term contract accounting and (2) vendor-specific objective evidence of fair value does not exist for one or more of the delivered elements. All revenue recognition criteria of SOP 97-2 and SOP 98-9 will be effective for the Company's transactions entered into beginning in its year ending December 31, 2000. The Company does not expect SOP 98-9 to have a material effect on our financial position or results of operations.

  Capitalization of Software Costs

     The Company capitalizes certain internally generated software development costs after technological feasibility of the product has been established. Such costs are amortized over the estimated life of the product. The Company continually compares the unamortized costs of capitalized software to the expected future revenues for the products. If the unamortized costs exceed the expected future net realizable value, the excess amount is written off. At December 31, 1998 and September 30, 1999, the Company had amortized $134,262 and $175,629, respectively of software development costs.

  Equipment and Leasehold Improvements

     Equipment and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over estimated useful lives from five to seven years. Amortization of leasehold improvements is provided using the straight-line method over the lives of the respective leases or the useful lives of the improvements, whichever is shorter.

     Maintenance and repairs are charged to operations as incurred. Renewals and betterments which materially extend the life of assets are capitalized and depreciated. Upon disposal, the asset cost and related accumulated depreciation are removed from their respective accounts. Any resulting gain or loss is reflected in earnings.

  Customer Advances

     Prepayments made by customers are included as customer advances and recorded as sales when shipments are made.

  Income Taxes

     Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements which are temporarily different than the tax basis. The amount of deferred tax asset or liability recognized, net of valuation allowances, is based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

  Investments

     Investments in equity securities, other than investments accounted for by the equity method are recorded at cost. Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations, as well as potential impairments of value on a periodic basis, but at a minimum, quarterly.

  Marketing Expenses

     Marketing expenses are charged to selling, general and administrative expenses as incurred.

                                NETEGRITY, INC.

  Support Services

     The Company provides, free of charge, pre-sale telephone technical support and product literature. The Company provides post-sales support to its customers who are covered under maintenance agreements. The costs relating to these services are expensed as incurred and included in selling, general and administrative expenses.

  Earnings (Loss) Per Share

     The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 128 "Earnings Per Share" and has retroactively restated the earnings per share (EPS) for 1995, 1996, 1997 and for the quarter ended September 30, 1997. SFAS 128 requires presentation of basic and diluted EPS. Basic EPS is computed by dividing net income by the number of weighted average common shares outstanding. Diluted EPS reflects potential dilution from outstanding stock options, using the treasury stock method. Potentially dilutive securities at December 31, 1998 and September 30, 1999 include stock options outstanding to purchase 3,103,442 and 3,414,207 common shares, respectively, and warrants to purchase 1,600,787 and 1,600,787 common shares, respectively (see Note H); however, such securities have not been included in the net loss per share calculation because their effect would be anti-dilutive.

  Segment Reporting

     The Company is in one business segment, the design, development, marketing and support of software for controlling user access to electronic commerce. The Company follows the requirements of Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information."

  Export Sales

     The Company generates some revenues from international business. For all periods reported herein, the Company's export sales are deemed immaterial.

  Foreign Currency Translation

     The functional currency of the Company's former foreign subsidiary is the local currency. Balance sheet accounts of the Company's former foreign subsidiary are translated into U.S. dollars at current exchange rates. Income statement items are translated at the average rates during the year. Net translation gains or losses are recorded directly to a separate component of stockholders' equity. Foreign currency transaction gains and losses are included in the determination of net income for the nine months ended December 31, 1996.

  Post-Retirement Benefits Other Than Pensions

     The Company does not offer post-employment benefits to its retirees and as a result, is unaffected by Statement of Financial Accounting Standards No. 106 or 112 issued in December 1990 and November 1992, respectively.

  401(k) Plan

     The Company maintains a 401K Plan for its employees. The Plan is intended as a retirement and tax deferred savings vehicle. All employees of the Company whose customary employment is for more than 20 hours per week are eligible to participate in the 401K Plan. Employees make their contributions through semi-monthly payroll deductions which are invested in any combination of several investment funds. The Company has made no matching contributions and has no current plans to do so.

                                NETEGRITY, INC.

  Fair Value of Financial Instruments

     Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments, exclusive of leases, for which it is practicable to estimate fair value.

     For financial instruments including cash, accounts receivable and payable, and accrued expenses it is assumed that the carrying amount approximates fair value due to their short maturities.

  Risks and Uncertainties

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

  Reclassifications

     Certain items on the prior year financial statements presented herein have been reclassified to conform to the current year presentation.

  Unaudited Interim Financial Information

     The interim financial information at September 30, 1999 and for the nine months ended September 30, 1998 and 1999, all of which is unaudited, was prepared by the Company on a basis consistent with the audited financial statements. In management's opinion, such information reflects all adjustments, which are only of a normal recurring nature, necessary to present fairly the results of the periods presented.

  New Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, or SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The statement requires companies to recognize all derivatives as either assets or liabilities, with the instruments measured at fair value. The accounting for changes in fair value, gains or losses, depends on the intended use of the derivative and its resulting designation. The statement initially was to be effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In July 1999, the Financial Accounting Standards Board issued SFAS 137, "Accounting for Derivative Instruments and Hedging Activities Deferral of the Effective Date of FASB Statement No. 133 -- An amendment of FASB Statement No. 133." SFAS 137 defers the implementation of SFAS 133 by one year. SFAS 133, as amended by SFAS 137, is effective for the Company's fiscal quarters beginning after January 1, 2000. The Company does not expect the adoption of SFAS 133 to have a material effect on its financial position or results of operations.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 requires computer software costs associated with internal use software to be charged to operations as incurred until certain capitalization criteria are met. SOP 98-1 is effective beginning January 1, 1999. We do not expect adoption of this statement to have a material effect on consolidated financial position or results of operations.

                                NETEGRITY, INC.

NOTE B: EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Equipment and leasehold improvements are stated at cost and consist of the following:

                                                       DECEMBER 31,
                                                  ----------------------    SEPTEMBER 30,
                                                    1997         1998           1999
                                                  ---------    ---------    -------------
Computer equipment and software.................  $ 582,464    $ 944,555     $1,441,922
Leasehold improvements..........................     30,248       73,557         83,778
Furniture and fixtures..........................    124,987       97,577         99,591
Less accumulated depreciation and
  amortization..................................   (152,644)    (379,348)      (625,262)
                                                  ---------    ---------     ----------
                                                  $ 585,055    $ 736,341     $1,000,029
                                                  =========    =========     ==========

     Depreciation is computed on the straight-line method based upon estimated useful lives ranging from three to seven years. The depreciation expense recognized for the fiscal years ended December 31, 1997 and 1998, and the nine-month period ended September 30, 1999, was $116,187, $245,915 and $245,915, respectively.

NOTE C: INVESTMENT AND JOINT VENTURE

     In October of 1996, the Company invested $1,000,000 for a 10% equity interest in Encotone, LTD., a Jerusalem, Israel high-technology firm which develops technology and products that provide enhanced security for both voice and data network transactions. The Company accounted for its investment in Encotone, LTD. under the cost method. In the quarter ended September 30, 1997, the Company determined that the value of the investment was permanently impaired and wrote off the entire amount.

     In October of 1996, the Company and Encotone, LTD. formed a joint venture in the U.S., Encotone, Inc., which was equally funded by both companies. The Company accounted for its investment in Encotone, Inc. under the equity method, and as of December 31, 1997, has reduced its investment by $131,801, its share of Encotone, Inc.'s operating loss for the initial period ended December 31, 1997.

     In January, 1998, the Company sold to Encotone, LTD. its full interest in Encotone, Inc. In return, the Company received an additional 9.9% of the common stock of Encotone, LTD., providing the Company with an equity position of 19.9%. The Company also received $81,656 in cash.

NOTE D: COMMITMENTS AND CONTINGENCIES

     On June 4, 1999, a suit was brought in the Delaware Court of Chancery, purportedly on behalf of the Company's common stockholders, alleging that certain amendments to the Company's certificate of incorporation previously adopted by the Company's stockholders increasing the authorized shares of various classes of stock were invalid because the Company did not obtain the required statutory votes. On August 5, 1999, the parties entered into a settlement agreement, subject to court approval and approval from the holders of the Company's preferred stock and common stock, in separate class votes, of the previously adopted amendments. The settlement was approved by the Court of Chancery on September 24, 1999 and the appeal period for this approval expired, without any appeal being filed, on October 25, 1999. The holders of the Company's preferred and common stock approved the previously adopted amendments at a meeting of the Company's stockholders held on October 7, 1999. The Company believes that the costs associated with this settlement will not have a material effect on its results of operations, assets or financial condition.

     The Company leases certain facilities under noncancellable operating leases. For the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1999, the Company incurred total

                                NETEGRITY, INC.

operating lease expense of $173,600, $299,825, and $292,587, respectively. Future minimum lease payments under these leases are as follows:

YEARS ENDING DECEMBER 31,
-------------------------
1999....................................................    $171,400
  2000..................................................     100,800
  2001..................................................      42,000
                                                            --------
                                                            $314,200
                                                            ========

NOTE E: LOAN TO OFFICER

     In May, 1996, an Officer of the Company exercised an option to purchase 200,000 shares of the Company's common stock at a price of $1.00 per share. The Company's Board of Directors approved a loan to the Officer as payment for this transaction. The Officer issued the Company a full recourse note that is secured by the 200,000 shares of common stock. This note has an interest rate of 7% per annum.

NOTE F: ASSET SALE

     As of June 28, 1996, the Company completed the divestiture of its catalog related business, consisting of The Programmer's SuperShop ("TPS") catalog, the TPS web site, the corporate sales group, SDC Germany and SDC Communications. The Company completed the transaction for an aggregate price of $10,035,000. The aggregate price consisted of payment of $9,300,000 in immediately available funds and the deposit of $735,000 under an escrow arrangement. During August, 1996, $135,000 of the escrow was returned to the Company.

     The aggregate price of $10,035,000 was in exchange for the Company's tangible net assets of the catalog related business that at the time was estimated at approximately $1,500,000. The revenues of the divested catalog business were $11,800,000 for the nine months ended December 31, 1996. These revenues are a component of the net income (loss) from discontinued operations.

     The Company incurred $2,587,000 in expenses and write-offs related to the divestiture. These expenses were primarily comprised of write-off of goodwill, severance costs, professional fees, buy-outs of capital leases, and facility shut-down costs for its corporate offices and distribution facility. The Company reported a gain of $6,000,000 from the sale of the assets of its catalog related business. The Company utilized a deferred tax benefit related to net operating loss carryforwards of approximately $2,200,000 to offset Federal and State corporate income taxes.

     In September of 1998, the Company reached a settlement with Programmers Paradise, Inc. ("Programmer's") with regard to a valuation dispute arising from the 1996 divestiture of Software Developer's Company. The case was settled with the release of the escrow account ($600,000) to Programmer's and a payment of $50,000. The full amount was charged to a reserve maintained specifically for this purpose.

                                NETEGRITY, INC.

NOTE G: INCOME TAXES

     Significant components of the deferred tax assets are as follows:

                                                         FOR THE YEARS ENDED
                                                            DECEMBER 31,
                                                      -------------------------
                                                         1997          1998
                                                      -----------   -----------
Net operating loss carryforward...................    $ 2,842,447   $ 5,188,919
Loss on investment................................      1,324,650       971,562
Accruals and reserves.............................        138,517       232,625
Deferred revenue..................................             --       115,115
Software development costs........................             --       (70,726)
Research and development tax credits..............        254,739       318,450
Depreciation......................................        (17,890)      (25,346)
Alternative minimum tax credit....................         74,773        74,773
Valuation allowance...............................     (4,617,236)   (6,805,372)
                                                      -----------   -----------
                                                      $        --   $        --
                                                      ===========   ===========

     The provision for income taxes differs from the federal statutory rate of 34% as follows:

                                                         FOR THE YEARS ENDED
                                                            DECEMBER 31,
                                                      -------------------------
                                                         1997          1998
                                                      -----------   -----------
Federal provision at 34%..........................    $(1,785,645)  $(1,777,775)
Meals and entertainment...........................          9,962        13,829
Current year Federal loss, not benefited..........      1,775,683     1,763,946
                                                      -----------   -----------
                                                      $        --   $        --
                                                      ===========   ===========

     Due to the uncertainty surrounding the realization of tax benefits in future tax returns of the continuing business, the net deferred tax assets at December 31, 1997 and 1998 have been offset by a valuation allowance.

     At December 31, 1998, the Company has available for Federal income tax purposes net operating tax loss carryforwards of approximately $12,885,000 that are available to offset future taxable income at various dates through fiscal 2018. Certain provisions in the Internal Revenue Code may limit the net operating loss available for use in any given year in the event of any significant change of ownership.

NOTE H: CAPITAL STOCK AND CAPITAL STOCK WARRANTS

     Series D Preferred Stock: On January 6, 1998, the Company, entered into a Preferred Stock and Warrant Purchase Agreement (the "Agreement") with Pequot Private Equity Fund, L.P., a Delaware limited partnership ("PPEF") and Pequot Offshore Private Equity Fund, Inc., a British Virgin Islands corporation (together with PPEF, the "Pequot Entities"). Pursuant to the terms of the Agreement, on January 7, 1998, the Company sold 1,666,667 shares of Series D Preferred Stock, at $1.50 per share, and 750,393 Warrants to the Pequot Entities for an aggregate purchase price of $2,500,000.50.

     The Company entered into an amendment on June 5, 1998 to the Preferred Stock and Warrant Purchase Agreement with the Pequot Entities. Pursuant to the terms of the amended Agreement, on June 5, 1998, the Company sold 833,334 shares of Series D Preferred Stock, at $1.50 per share, and 375,197 Warrants to the Pequot Entities for an aggregate purchase price of $1,250,001. On June 30, 1998, the Company sold an additional 833,334 shares of Series D Preferred Stock, at $1.50 per share, and 375,197 Warrants to the Pequot

                                NETEGRITY, INC.

Entities for an aggregate purchase price of $1,250,000. The Series D Preferred Stock converted to Common Stock in September 1999.

     Warrants: In conjunction with the Pequot Agreement as described above, warrants to purchase 1,500,787 shares of common stock exercisable at $2.00 were issued to Pequot expiring on January 7, 2003.

     As part of the Agreement with the Pequot Entities, described above, James McNiel joined the Board of Directors of the Company, as designee of the Pequot Entities, and has agreed to provide certain consulting services to the Company. In addition to consulting fees in connection with such service, the Company granted Mr. McNiel warrants for the purchase of 100,000 shares exercisable at $1.50 expiring on January 7, 2003.

     Subsequent Event: On February 8, 1999, the Company entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with an institutional investor, the Pequot Entities and the parties named therein. Pursuant to the terms of the Stock Purchase Agreement, the Company sold 795,651 shares of Common Stock, at $5.75 per share for total gross proceeds of $4,574,993. On September 9, 1999, the Company completed a private placement of 534,242 shares of common stock to certain investors at a purchase price of $20.59 per share. The Company recorded net proceeds of approximately $10.3 million from the private placement, after deducting the placement agent's fee and the Company's estimated expenses.

NOTE I: STOCK PLANS

     The Company has stock option plans as described hereunder. Options are granted at fair market value at the date of grant being the average of the closing bid and asked prices of the Common Stock on the day preceding the date of grant.

     Stock Option Plans for Outside Directors: The Company's stock option plans for outside directors provide for the granting of options to members of the Board of Directors who are neither employees nor officers of the Company in appreciation of their service. The timing, amounts, recipients and other terms of the option grants are determined by the provisions of or formulas in, the directors' option plans. The exercise price of the options is equal to the fair market value of Common Stock on the date of the grant. The options have a term of 10 years from the date of the grant and become exercisable per the terms of option plan. Total outstanding grants as of December 31, 1997 and 1998 are 572,542. Total outstanding grants as of September 30, 1999 are 422,299. Total options exercisable at December 31, 1997 and 1998 and September 30, 1999 are 371,859, 478,259 and 381,292, respectively. At December 31, 1998, options for 62,500 shares were available for grant.

     Stock Option Plans for Employees and Officers: The Company's stock option plans for employees, consultants and officers provide for the granting of options as inducement to obtain and retain the services of qualified persons. Incentive stock options may be granted to officers and employees, and non-qualified stock options may be granted to directors, officers, employees or consultants. The Compensation Committee of the Company determines the exercise price and vesting period of the options. Total outstanding grants as of December 31, 1997 and 1998 and September 30, 1999 are 1,830,800, 2,530,900 and 2,981,908,
respectively. Total options exercisable at December 31, 1997 and 1998 and September 30, 1999 are 622,900, 639,168 and 895,049, respectively. At December 31, 1998, options for 932,315 shares were available for grant.

     1990 Employee Stock Purchase Plan: The 1990 Employee Stock Purchase Plan ("Stock Purchase Plan") is intended as an incentive to, and to encourage stock ownership by, all eligible employees of the Company and participating subsidiaries and to encourage them to remain in the employ of the Company. Substantially all employees of the Company and any participating subsidiary who have completed six months of employment with the Company or any subsidiary and whose customary employment is for more than 20 hours per week and more than five months per calendar year are eligible to participate in the Stock Purchase Plan.

                                NETEGRITY, INC.

     The Stock Purchase Plan presently authorizes the issuance of 100,000 shares of Common Stock (subject to adjustment for capital changes) pursuant to the exercise of nontransferable options granted to participating employees. During the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1999, 2,400, 14,100 and 10,781, shares, respectively, of the Company's Common Stock were issued under the Stock Purchase Plan.

     Information as to the Company's stock options is as follows:

        In October, 1995, the FASB issued SFAS 123, "Accounting for Stock-Based Compensation." SFAS 123 is effective for periods beginning after December 15, 1995. SFAS 123 requires that companies either recognize compensation expense for grants of stock, stock options, and other equity instruments based on fair value, or provide pro-forma disclosure of net income and earnings per share in the notes to the financial statements.

     Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates as calculated in accordance with SFAS 123, the Company's net income and earnings per share for the years ended December 31, 1997 and 1998 would have been reduced to the pro-forma amounts indicated below:

                                             YEAR ENDED DECEMBER 31, 1997   YEAR ENDED DECEMBER 31, 1998
                                             ----------------------------   ----------------------------
                                               EARNINGS          LOSS         EARNINGS          LOSS
                                               NET LOSS        PER SHARE      NET LOSS        PER SHARE
                                             -------------    -----------   -------------    -----------
As reported..............................     $(5,251,898)       $(0.57)     $(5,228,750)       $(0.56)
Pro-Forma................................      (5,500,386)        (0.59)      (5,661,325)        (0.60)

     The effects of applying SFAS 123 in this proforma disclosure are not indicative of future amounts. SFAS 123 does not apply to awards prior to fiscal 1996 and additional awards in future years are anticipated.

     The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: an expected life of four years, expected volatility of 100%, no dividends, and risk-free interest rates of 5.1%.

     Stock options outstanding at December 31, 1998:

                                                                 OPTIONS OUTSTANDING
                                                              --------------------------
                                                              WEIGHTED       WEIGHTED
                                                 SHARES       AVERAGE        AVERAGE          SHARES
          RANGE OF EXERCISE PRICES             OUTSTANDING    LIFE(A)     EXERCISE PRICE    EXERCISABLE
          ------------------------             -----------    --------    --------------    -----------
$0.63-$1.00..................................     677,592       4.3           $0.95            652,684
$1.25-$1.63..................................   1,100,560       8.0            1.40            363,588
$1.94-$2.19..................................   2,442,077       9.2            2.02          1,619,552
$2.38-$3.50..................................     177,250       7.0            3.04             75,640
$3.56-$4.13..................................     306,750       9.9            3.84              6,750
                                                ---------                                    ---------
$0.63-$4.13..................................   4,704,229       8.2            1.88          2,718,214
                                                =========                                    =========

------------
(a) Average contractual life remaining in years.

                                NETEGRITY, INC.

     A summary of the status of the Company's stock option plans as of December 31, 1996, 1997 and 1998 and September 30, 1999 and changes during the periods ending on those dates is presented below:

                                            FOR THE                                          FOR THE
                                          NINE MONTHS         FOR THE YEARS ENDED          NINE MONTHS
                                             ENDED                DECEMBER 31,                ENDED
                                          DECEMBER 31,    ----------------------------    SEPTEMBER 30,
                                              1996            1997            1998            1999
                                          ------------    ------------    ------------    -------------
Options outstanding at beginning of
  period................................    1,523,845       2,196,095       2,403,342        4,704,229
Option activity during the period:
  Granted...............................    1,125,250         640,750       2,826,487(1)       688,500
  Exercised.............................     (374,360)        (72,000)       (132,000)        (316,825)
  Canceled..............................      (78,640)       (361,503)       (393,600)         (45,910)
                                           ----------      ----------      ----------      -----------
Options outstanding at end of period....    2,196,095       2,403,342       4,704,229(1)     5,029,994(1)
                                           ==========      ==========      ==========      ===========
Price range of outstanding options......   $0.78-4.50      $0.63-4.00      $0.63-4.13      $0.63-22.88
Price range of options exercised........   $0.50-1.72      $0.50-1.71      $1.37-2.63      $ 0.63-3.38
Options exercisable.....................    1,179,937         994,759       2,718,214        2,863,936

------------
(1) Includes warrants outstanding at December 31, 1998 and September 30, 1999 (see Note H).

NOTE J: COMPARATIVE FINANCIAL INFORMATION

     As reported on Form 8-K, dated August 21, 1996, the Company's Board of Directors approved on August 14, 1996 a change in the Company's fiscal year from March 31 to December 31. The following represents unaudited comparative financial information for the period January 1, 1996 to December 31, 1996, which may be read in conjunction with the audited fiscal years ended December 31, 1997 and 1998, presented on the consolidated statements of operations.

                                                                 PRO FORMA
                                                            TWELVE MONTHS ENDED
                                                             DECEMBER 31, 1996
                                                            -------------------
Net revenues..............................................      $ 4,965,948
Cost of revenues..........................................        2,930,674
                                                                -----------
Gross profit..............................................        2,035,274
Selling, general and administrative expenses..............        2,702,264
Research and development costs............................          705,298
                                                                -----------
Income (loss) from operations.............................       (1,372,288)
Interest income...........................................          188,215
Share of loss from investment.............................          (40,000)
                                                                -----------
Income (loss) from continuing operations..................       (1,224,073)
Income (loss) from discontinued operations................         (734,698)
Gain on sale of assets of discontinued operations.........        6,000,000
                                                                -----------
Income before provision for income taxes..................        4,041,229
Provision for income taxes................................           74,300
                                                                -----------
Net income................................................      $ 3,966,929
                                                                ===========

[Description of inside back cover page artwork


A chart captioned "SiteMinder customers include" lists:

Aetna                           Lucent
Arthur Anderson                 MCI WorldCom
The Associates                  Merrill Lynch
Autodesk                        Mitsubishi
Carrier                         Nextel Communications
Citibank                        Paychex
Compaq                          PG&E
Corio                           SAIC-FBI/LEO
Country Wide                    State of Utah
Delta Airlines                  Tandy
General Electric                Tektronix
GTE Internetworking             Thomson
Ingram Micro                    US Steel
Inova Health Systems            Virginia Power]

[Outside back cover page contians Netegrity corporate logo]